EXHIBIT 10.1



Bartier Perry

ANZ Multicurrency Facility Agreement

Bartier Perry Pty Limited
ABN 30 124 890 053
Level 10, 77 Castlereagh Street, Sydney NSW Australia
Phone: 61 2 8281 7800   Fax 61 2 8281 7838
www.bartier.com.au

NXD:140282

ME_113185193_1 (W2007)

Table of Contents

Background 3

Operative Provisions 4

1   Interpretation and Definitions 4

2   Interaction with other documents 11

3   Dual lenders 12

4   Variation and Restatement of Terms of Facilities 13

5   The Facility and Facility Limit 13

6   Currency of Drawings 15

7   New Borrowers 17

8   Conditions Precedent 18

9   Drawing of revolving Cash Advances 19

10   LC Instruments 22

11   Cash Cover 24

12   Borrower Indemnity 25

13   Facility Limit reduction – Facility A 27

14   Termination Date payments 27

15   Consequences of Default under Facility A and Facility B ... 28

16   Currency fluctuation for Facility A and Facility B 28

17   Market Disruption 29

18   Increased costs 31

19   Fees, costs and indemnities 32

20   Facility Review – Facility C and Facility D 33

21   General 34

Schedule 1 Parties and Details for Notices 35

Schedule 2 Facility Summary 39

Schedule 3 Drawdown Notice 46

Schedule 4 Form of Australian Verification Certificate 48

Schedule 5 Form of New Zealand Director's Certificate 51

Schedule 6 Conditions Precedent to first Drawing   56

Schedule 7 Selection Notice   59

Schedule 8 Authorised Officer Certificate   61

Schedule 9 Form of letter of credit   63

Schedule 10 Form of bank guarantee   65

Schedule 11 Form of performance bond   67

Schedule 12 Existing Guarantees   69

Signing pages   70

ANZ Multicurrency Facility Agreement

Date   8 MAY   2014

Parties

Royal Wolf Trading Australia Pty Limited ACN 069 244 417 and **Royalwolf Trading New Zealand Limited** (Company number 1062072) (each an **Initial Borrower**)

and

Each party listed as an obligor in Schedule 1 (as a Guarantor and Obligor)

and

Australia and New Zealand Banking Group Limited (ACN 005 357 522) of Level 17, 242 Pitt Street, Sydney NSW 2000 and **ANZ Bank New Zealand Limited** (company number 35976) (each a **Financier**)

Background

A.   Upon execution of this document by the parties, the parties will be deemed to enter into a "Facility Agreement" referred to in the Common Terms Deed Poll, on the terms and conditions set out in the Common Terms Deed Poll, as supplemented or varied in accordance with the terms of this document.

B.   Subject to the terms of this Facility Agreement, each Financier agrees to provide the Facilities (defined below).

C.   The Secured Money (including without limitation a liabilities and obligations of the Obligors arising under this document) is secured by the Security and the parties acknowledge and agree that each Financier is a Beneficiary under the Security Trust Deed, in accordance with the terms of the Security Trust Deed.

D.   Each Financier is bound by, and is deemed to have notice of, all the provisions of the Common Terms Deed Poll and the Security Trust Deed.

E.   This Facility Agreement is a separate and single agreement from any other agreement entered into between a Borrower and any other "Financier" as defined in the Common Terms Deed Poll which incorporates the terms and conditions in the Common Terms Deed Poll.

Operative Provisions

1   Interpretation and Definitions

1.1   Defined terms in Common Terms Deed Poll

Terms defined in (or incorporated by reference into) the Common Terms Deed Poll have the same meanings when used in this document unless otherwise defined in this document. Parties to the Common Terms Deed Poll referred to by short form name in this document are more fully described in the Common Terms Deed Poll.

1.2   Additional defined terms

In this document the following definitions apply unless the context indicates otherwise:

A$ Reference Bank means Australia and New Zealand Banking Group Limited, National Australia Bank Limited, Westpac Banking Corporation and Commonwealth Bank of Australia or such other financial institutions as are approved by the Borrower and the Financier.

Accession Deed (CTDP) has the meaning given to the term 'Borrower Accession Deed Poll' in the Common Terms Deed Poll.

Accession Deed (STD) has the meaning given to the term 'Accession Deed' in the Security Trust Deed.

Ancillary Facilities means Facility C and Facility D.

ANZ LOO means the document titled '*Letter of Offer (Restatement) – Royal Wolf Trading Australia Pty Ltd*' dated 7 March 2012 between the Australian Financier and the Australian Borrower, as amended from time to time.

ANZ NZ Facility Agreement means:

(a)   the document titled 'Facility Agreement' dated 5 May 2011 between the Obligors and the NZ Financier; and

(b)   the document titled 'Facility Agreement' dated 14 November 2011 between the Obligors and the NZ Financier,

as amended from time to time, including by variation letters dated 25 May 2012, 23 May 2013 and 3 October 2013.

Australian Borrower means Royal Wolf Trading Australia Pty Limited (ACN 069 244 417).

Australian Financier means Australia and New Zealand Banking Group Limited (ACN 005 357 522).

Authorised Officer Certificate means a certificate substantially in the form of **Schedule 8**, executed by two directors or a director and secretary of each Borrower.

Availability Period means, for a Facility, its availability period specified in **Schedule 2**.

Base Currency means has the meaning given to it in **Schedule 2**.

Base Currency Amount means:

(a)   in relation to a Drawing, the amount specified in the Drawdown Notice delivered by a Borrower for that Drawing (or, if the amount requested is not denominated in the Base Currency, that amount converted into the Base Currency at the Financier's Spot Rate of Exchange on the date which is three Business Days before the Drawdown Date; and

(b)   in respect of any other amount denominated in a currency other than A$, means the amount in A$ which could be realised by converting the amount, at the Financier's Spot Rate of Exchange on the relevant Business Day.

Base Rate means:

(a)   in relation to any Drawing in A$, for a period means:

(i)   the average bid rate displayed at or about 10.30am (Sydney time) on the first day of the relevant period on the Reuters screen BBSY page (or the Bloomberg Information Systems equivalent) for a term equivalent to the relevant period (the **A$ Screen Rate**). If the service ceases to be available, or the basis on which that rate is calculated or displayed is changed and the Financier instructs the Company that in its opinion that it ceases to reflect the Financier's cost of funding to the same extent as at the date of this document, the Financier may specify another page or service displaying the appropriate rate after consultation with the Borrower; or

(ii)   if:

(A)   no Screen Rate is available for a term equivalent to that period; or

(B)   the basis on which the agreed Screen Rate is calculated or displayed is changed and the Financier instructs the Company (after consultation by the Company) that in its opinion it ceases to reflect the Financier's cost of funding to the same extent as at the date of this document and no new relevant page or service is specified under the definition of 'Screen Rate',

then the Base Rate will be the rate determined by the Financier to be the arithmetic mean of the buying rates quoted to the Financier by three A$ Reference Banks at or about 10.30am (Sydney time) on the first day of that period. The buying rates must be for Bills accepted by leading Australian banks and which have a term equivalent to the period.

(b)   in relation to any Drawing in NZ$, for a period means:

(i)   the average bid rate displayed at or about 10.30am (Auckland time) on the first day of the relevant period on the Reuters screen BKBM page (or the Bloomberg Information Systems equivalent) for a term equivalent to the relevant period (the **NZ$ Screen Rate**). If the service ceases to be available, or the basis on which that rate is calculated or displayed is changed and the Financier instructs the Company that in its opinion that it ceases to reflect the Financier's cost of funding to the same extent as at the date of this document, the Financier may specify another page or service displaying the appropriate rate after consultation with the Borrower; or

(ii) if:

(A) no Screen Rate is available for a term equivalent to that period; or

(B) the basis on which the agreed Screen Rate is calculated or displayed is changed and the Financier instructs the Company (after consultation by the Company) that in its opinion it ceases to reflect the Financier's cost of funding to the same extent as at the date of this document and no new relevant page or service is specified under the definition of 'Screen Rate',

then the Base Rate will be the rate determined by the Financier to be the arithmetic mean of the buying rates quoted to the Financier by three NZ$ Reference Banks at or about 10.30am (Auckland time) on the first day of that period. The buying rates must be for Bills accepted by leading New Zealand banks and which have a term equivalent to the period.

Rates will be expressed as a yield per cent per annum to maturity, and if necessary will be rounded up to the nearest fourth decimal place.

Borrower means each of the Initial Borrowers and any other Group Member that may from time to time request a Drawing or utilisation of a Facility, as agreed by a Financier from time to time.

Cash Advance means a cash advance made available by a Financier pursuant to **clause 9** under:

(a) Facility A; or

(b) Facility B,

under this document.

Change in Credit means, if following a Facility Review in accordance with **clause 20**:

(a) the Australian Financier would only be prepared to provide any one or more of Facility C or Facility D on different conditions from those on which it or they are provided at the time of the Facility Review; or

(b) ANZ would not be prepared to provide Facility C or Facility D (or both).

Commitment means the aggregate of the Facility Limits, being A$108,000,000.

Commitment Fee, for a Facility, means the commitment fee specified for that Facility in **Schedule 2**.

Common Terms Deed Poll means the deed entitled "*Royal Wolf Common Terms Deed Poll*" dated on or about the date of this document executed by the Borrowers and the other parties specified therein as obligors, as varied, amended or replaced from time to time (subject to **clause 1.4**).

Company means Royal Wolf Holdings Limited (ACN 121 226 793).

Completion Date means the date on which all of the conditions precedent required to be satisfied before the initial Drawing under this document have been satisfied in accordance with **clause 8** or waived in accordance with **clause 8.4**.

Drawdown Date means the date on which a Drawing is made, to be made or deemed to be made under this document.

Drawdown Notice means a notice given by a Borrower to a Financier, duly completed, signed by a director or an Authorised Officer of the relevant Borrower and otherwise substantially in the form set out in **Schedule 3**.

Drawing or **Draw** means the drawing or utilisation made, to be made or deemed to be made by a Borrower under, or of, a Facility. In **clause 9** it means a Drawing which is a Cash Advance. In **clauses 10** to **14** (inclusive) it means a Drawing by the issue of an LC Instrument under the Facility A. Financial accommodation having the same Interest Period and Drawdown Date constitutes one Drawing. The issue of an LC Instrument constitutes one Drawing. In **clause 20** it means a Drawing by the provision of financial accommodation by the Australian Financier of payaway amounts.

Existing Guarantees means each bank guarantee, letter of credit or performance bond issued under the ANZ LOO listed in **Schedule 12**.

Facility means a facility made available to a Borrower under this document and described in **Schedule 2**.

Facility A means the multiple option facility which includes the provision of revolving Cash Advances and the issuance of letters of credit, performance bonds and bank guarantees (LC Instruments) as summarised in described in **Schedule 2** and up to in aggregate the Facility A Limit.

Facility A Limit means the facility limit of Facility A specified in **Schedule 2**, as reduced or cancelled in accordance with this document.

Facility B means a revolving Cash Advance facility made available to the Borrowers in accordance with the terms of this document up to, in aggregate, the Facility B Limit, as described in **Schedule 2**.

Facility B Limit means the facility limit of Facility B specified in **Schedule 2**, as reduced or cancelled in accordance with this document.

Facility C means an electronic payaway facility made available to the Australian Borrower in accordance with the terms of this document up to, in aggregate, the Facility C Limit, as described in **Schedule 2**.

Facility C Limit means the facility limit of Facility C specified in **Schedule 2**, as reduced or cancelled in accordance with this document.

Facility D means an encashment facility made available to the Australian Borrower in accordance with the terms of this document up to, in aggregate, the Facility D Limit, as described in **Schedule 2**.

Facility D Limit means the facility limit of Facility D specified in **Schedule 2**, as reduced or cancelled in accordance with this document.

Facility Limit means, in relation to a Facility, its Facility Limit specified in **Schedule 2**, as reduced, cancelled or varied in accordance with this document.

Facility Review has the meaning given to it in **clause 20**.

Financier's Spot Rate of Exchange means the Financier's spot rate of exchange for the purchase of the relevant currency with the Base Currency in the Sydney foreign exchange market at or about 11:00am on a particular day.

Funding Office of a Financier:

(a)   has the meaning given to it as specified in **Schedule 1**; and

(b)   in relation to a Drawing to a particular Borrower, means the Funding Office of the Financier next to the name of that Borrower in **Schedule 1**;

or in each case another funding office designated by it for the purpose of this document by notice to the Borrowers.

Initial Borrower has the meaning given to it in the 'Parties' section of this document and as specified in **Schedule 1**.

Initial Guarantor has the meaning given to it in the 'Parties' section of this document and as specified in **Schedule 1**.

Interest Period means, in relation to a Drawing, the period specified for that Drawing in a Drawdown Notice or Selection Notice, unless another period is required under this document or is agreed to by the Financier.

Interest Rate for a facility means the interest rate specified in **Schedule 2**.

Interest Payment Date means, for a Facility, each interest payment date specified in **Schedule 2**.

Issuance Fee, for a Facility, means the issuance fee specified for that Facility in **Schedule 2**.

LC Beneficiary means, for an LC Instrument, the beneficiary of that LC Instrument. If the LC Beneficiary has assigned the LC Instrument with the written consent of the Financier and in accordance with the terms of the LC Instrument, then the assignee replaces the assignor as the 'LC Beneficiary' of that LC Instrument.

LC Instrument means:

(a)   a letter of credit substantially in the form set out in **Schedule 9**;

(b)   a bank guarantee substantially in the form set out in **Schedule 10**; or

(c)   a performance bond substantially in the form set out in **Schedule 11**,

or in another form agreed to by a Borrower and a Financier.

LC Secured Contract means, in relation to an LC Instrument and LC Beneficiary, any agreement or contract involving an Obligor and the LC Beneficiary in connection with which the LC Instrument is, or is to be, issued to the LC Beneficiary.

Majority Decision means any consent, approval, decision, authorisation or the exercise of any right, discretion or Power under the terms of the Common Terms Deed Poll which may only be made, given or exercised by the Majority Financiers.

Margin means, for a Facility, its margin specified in **Schedule 2**.

NZ$ Reference Bank means ANZ Bank New Zealand Limited, ASB Bank Limited, Bank of New Zealand and Westpac New Zealand Limited or such other financial institutions as are approved by the Borrower and the Financier.

NZ Borrower means Royalwolf Trading New Zealand Limited (company number 1062072).

NZ Financier means ANZ Bank New Zealand Limited (company number 35976).

Optional Currency has the meaning given to it in **Schedule 2**.

Outstanding Amount means, at any time:

(a)   **(Drawing)** in relation to a Drawing, the Base Currency Amount of the aggregate principal amount of a Drawing outstanding at that time;

(b)   **(Facility)** in relation to a Facility, the aggregate Base Currency Amount of the outstanding principal amounts of all then outstanding Drawings under that Facility.

Reference Bank means an A$ Reference Bank or an NZ$ Reference Bank (as the case may be).

Relevant Interbank Market means:

(a)   in relation to A$, the Australian bank bill market; and

(b)   in relation to NZ$, the New Zealand bank bill market.

Repayment Date means, for a facility, the repayment date specified in **Schedule 2**.

Review Date means the annual anniversary of the date of this document.

Screen Rate means the A$ Screen Rate or NZ$ Screen Rate (as the context requires), as defined in the definition of 'Base Rate'.

Secured Money has the meaning given to it in the Security Trust Deed.

Security Trustee means, at any time, the party appointed as the security trustee under the Security Trust Deed.

Security Trust Deed means the document so entitled dated on or about the Completion Date between the Obligors and the Security Trustee.

Selection Date means, in respect of a Facility, the last day of an Interest Period other than the Repayment Date for that Facility.

Selection Notice means a notice in the form set out in **Schedule 7**, properly completed and duly signed by an Authorised Officer of the relevant Borrower and given in accordance with this document.

Termination Date means, for a Facility, its Repayment Date or any earlier date on which the Facility is terminated or cancelled in accordance with this document or on which all the Amount Owing or Secured Money becomes due and payable under this document.

Unused Commitment means, for a Facility, the amount of the relevant Facility Limit which remains undrawn or unused, being its Facility Limit less its Utilised Commitment.

Upfront Fee means, for a Facility, the upfront fee specified for that Facility in **Schedule 2**.

Utilised Commitment means, at any time, the aggregate Base Currency Amount of the Drawings under a Facility.

Variation Notice means, in respect of Facility C or Facility D, a communication from the Australian Financier to the Australian Borrower setting out the new conditions (including as to pricing and security, if applicable) on which the Australian Financier is prepared to continue Facility C or Facility D.

1.3 Incorporation of terms and conditions of the Common Terms Deed Poll

On execution of this document, the following provisions of the Common Terms Deed Poll in the form as at the date of this document are incorporated in, and apply to, this document as if set out in full with any necessary amendments to the intent and effect that any such provision for the benefit of a Financier or a Borrower (as defined in the Common Terms Deed Poll) may be enforced by a Financier or a Borrower to the same extent as if the Financier was a party to the Common Terms Deed Poll:

(a)   **clause 1.2** (*References to certain general terms*);

(b)   **clause 1.3** (*Number*);

(c)   **clause 1.4** (*Non-Business Days*);

(d)   **clause 1.5** (*Headings*);

(e)   **clause 1.6** (*Separate agreements*);

(f)   **clause 3** (*Finance Documents*);

(g)   **clause 4** (*Security Trustee's limit on liability*);

(h)   **clause 5** (*Finance Party's rights and obligations*);

(i)   **clause 6** (*Payments*);

(j)   **clause 7** (*Currency Provisions*);

(k)   **clause 8** (*Withholding tax*);

(l)   **clause 9** (*Illegality or impossibility*);

(m)   **clause 10** (*Representations and warranties*);

(n)   **clause 11** (*Undertakings*);

(o)   **clause 12** (*Guarantee and indemnity*);

(p)   **clause 13** (*Insurance*);

(q)   **clause 14** (*Effect of Review Event*);

(r)   **clause 15** (*Default*);

(s)   **clause 16** (*Meetings and resolutions*);

(t)   **clause 17** (*Fees*);

(u)   **clause 18** (*Costs, Taxes and general indemnities*);

(v)   **clause 19** (*GST and indirect Taxes*);

(w)   **clause 20** (*Interest on overdue amounts*);

(x)   **clause 21** (*Change to the Obligors*);

(y)   **clause 22** (*Dealing with interests*);

(z)   **clause 23** (*Notices and other communications*);

(aa)   **clause 24** (*Protection of the Finance Parties*); and

(bb)   **clause 25** (*General*).

1.4   Amendments to CTDP

If any provision of the Common Terms Deed Poll is varied in accordance with the terms of the Common Terms Deed Poll (excluding any variation to a provision of the Common Terms Deed Poll that varies or has the effect of varying a term of this document (other than the terms of the Common Terms Deed Poll incorporated into this document under **clause 1.3** of this document) (**Variation**):

(a)   such Variation will be deemed to be incorporated into this document without any further action being necessary on and from the date such Variation takes effect under the Common Terms Deed Poll (**Effective Date**); and

(b)   the Financiers and each Obligor will be bound by such Variation under this document on and from the Effective Date,

otherwise variations to the Common Terms Deed Poll will only be incorporated into this document where each Obligor and the Financier has approved the variation in writing.

2   Interaction with other documents

2.1   Interaction with the Common Terms Deed Poll

(a)   Each Financier:

(i)   acknowledges that it is a '**Financier**' for the purposes of the Common Terms Deed Poll; and

(ii)   agrees to comply with and be bound by all present and future obligations of a Financier under the terms of the Common Terms Deed Poll incorporated into this document, as if it was a party to that document in that capacity; and

(iii) agrees to comply with and be bound by all present and future Majority Decisions made by the Majority Financiers under the Common Terms Deed Poll, as if such decision was a decision of the Financier under this document.

(b) This document is a **'Finance Document'** for the purposes of the Common Terms Deed Poll.

(c) The Finance Documents (including this document and the Common Terms Deed Poll) contain all terms on which each Facility is or will be provided. If there is any inconsistency between this document and the Common Terms Deed Poll, this document will prevail as between the parties to this document.

2.2 Interaction with the Security Trust Deed and Security

(a) This document is a **'Secured Finance Document'** for the purposes of the Security Trust Deed and each other Secured Finance Document.

(b) This document is a **'Finance Document'** (as that term is defined in the Existing Security) for the purposes of each Existing Security.

(c) Each Borrower and each other Obligor hereby confirms that the liabilities and obligations of the Obligors arising under the Secured Finance Documents (including without limitation arising under this document) shall form part of (but do not limit) the 'Secured Money' under the Existing Securities and other Securities and the Security Interests granted by the Borrower and each Obligor pursuant to each Security shall cover and secure the obligations and liabilities of the Obligors under the Secured Finance Documents (including without limitation arising under this document).

(d) The Existing Securities shall continue in full force and effect and shall extend to and cover (without limitation) the obligations and liabilities of the Obligors under this document.

3 Dual lenders

The Commitment represents the maximum aggregate financial accommodation to be provided by the Australian Financier and the NZ Financier (each a, and together the, **Relevant Financiers**). The parties acknowledge and agree that, despite any other provision in this document or any other Finance Document:

(a) this document is entered into by the Relevant Financiers severally, and the obligations of a Financier binds them severally;

(b) a reference to "Financier" in this document is a reference to either or both Relevant Financiers, as the context requires;

(c) any notice, circular, communication, report or document to the Financiers under or in connection with a Finance Document must be provided to both the Australian Financier and the NZ Financier separately;

(d)   any right, power or remedy of the Relevant Financiers in their capacities as Financier under the Finance Documents, may only be exercised by the Australian Financier (but shall be exercised for and on behalf of the Australian Financier and the NZ Financier) except as provided in paragraph (e) below; and

(e)   where a Default subsists, the Australian Financier and the NZ Financier may act or vote separately.

4   Variation and Restatement of Terms of Facilities

The parties acknowledge and agree that as of the Completion Date:

(a)   the terms and conditions of the ANZ LOO and ANZ NZ Facility Agreement will be deemed to be superseded and replaced in their entirety, with the terms and conditions set out in this document, and accordingly the commitment and other obligations of the Australian Financier and the NZ Financier under ANZ LOO and ANZ NZ Facility Agreement are cancelled;

(b)   any Drawing in the form of a cash advance provided by the Australian Financier under the terms of the ANZ LOO or the NZ Financier under the terms of the ANZ NZ Facility Agreement to a Borrower will be deemed to have been provided by the respective Financier under, and is subject to, the terms and conditions of this document as a Drawing in the form of a Cash Advance under the Facility nominated by a Borrower without the need for any further act, matter or thing including any notice to be issued by a Borrower;

(c)   any Drawing under the 'Electronic Payaway Facility' provided by the Australian Financier under the terms of the ANZ LOO to a Borrower will be deemed to have been provided under, and is subject to, the terms and conditions of this document as a Drawing under Facility C without the need for any further act, matter or thing including any notice to be issued by a Borrower; and

(d)   any Drawing under the 'Encashment Facility' provided by the Australian Financier under the terms of the ANZ LOO to a Borrower will be deemed to have been provided under, and is subject to, the terms and conditions of this document as a Drawing under Facility D without the need for any further act, matter or thing including any notice to be issued by a Borrower.

5   The Facility and Facility Limit

5.1   Facilities A and B

Subject to the terms of this document, the Financiers agree to provide the financial accommodation requested by a Borrower in relation to Facility A and Facility B under this document during the Availability Period. The maximum aggregate principal amount available at any time for Facility A or Facility B is its Unused Commitment.

5.2   Facilities C and D – the Ancillary Facilities

Subject to the terms of this document, the Australian Financier agrees to provide the financial accommodation requested by a Borrower in relation to Facility C and Facility D during the Availability Period. The maximum aggregate payaway exposure available at any time for an Ancillary Facility is its Unused Commitment.

5.3   Australian Financier only finances Australian Borrower and NZ Financier only finances NZ Borrower

Subject to the terms of this document, when:

(a)   the Australian Borrower requests a Drawing under a Facility, the Australian Financier agrees to provide Drawings denominated in the Base Currency, or the Optional Currency that is specified for that Facility in **Schedule 2**, to the Australian Borrower through the relevant Funding Office specified for the Australian Financier in **Schedule 1**; and

(b)   the NZ Borrower requests a Drawing under a Facility, the NZ Financier agrees to provide Drawings denominated in the Optional Currency only (but not the Base Currency) to the NZ Borrower, through the relevant Funding Office specified for the NZ Financier in **Schedule 1**,

on each relevant Draw Date as requested in a Draw Notice. The Australian Financier is not required to provide Drawings to the NZ Borrower. The NZ Financier is not required to provide Drawings to the Australian Borrower.

5.4   Maximum financial accommodation

Despite anything in this document, a Financier need not provide financial accommodation:

(a)   under Facility A, to the extent that the Utilised Commitment under the Facility after providing that financial accommodation would exceed the Facility A Limit;

(b)   under Facility B, to the extent that the Utilised Commitment after providing that financial accommodation would exceed the Facility B Limit;

(c)   under Facility C, to the extent that the Utilised Commitment after providing that financial accommodation would exceed the Facility C Limit; and

(d)   under Facility D, to the extent that the Utilised Commitment after providing that financial accommodation would exceed the Facility D Limit.

5.5   Purpose

Each Obligor must ensure that proceeds from a Facility are only used for the purposes set out in **Schedule 2**.

5.6   Financiers' rights and obligations

(a)   The rights and obligations of a Financier under this Facility Agreement are several from any other *"Financier's"* rights and obligations to the Borrowers under any other *"Facility Agreement"*.

(b)   Except where expressly provided to the contrary in any Finance Document, a Financier may exercise a Power directly against an Obligor under this Facility Agreement independently of any other Financier under any other *"Facility Agreement"*.

5.7 Reduction of unused Facility Limit - end of Availability Period

The Facility Limit for a Facility will reduce permanently to the amount of the Utilised Commitment for that Facility at 5.00pm on the last Business Day of the Availability Period for that Facility.

5.8 Last Termination Date

On the last Termination Date for any Facility each Borrower must pay to the Financiers all remaining Secured Money.

6 Currency of Drawings

6.1 Facility

Subject to the Finance Documents, a Drawing under a Facility may be made in the Base Currency or Optional Currency specified for that Facility in **Schedule 2**.

6.2 Selection of currency

(a) A Borrower shall select the currency of a Drawing:

    (i) (in the case of an initial Drawing), in the relevant Drawdown Notice; and

    (ii) (afterwards in relation to the continuation of a Drawing) in a Selection Notice.

(b) If a Borrower fails to issue a Selection Notice in relation to a Drawing under the Facility, the Drawing will remain denominated for its next Interest Period in the same currency in which it is then outstanding.

(c) If a Borrower issues a Selection Notice requesting a change of currency and the first day of the requested Interest Period is not a Business Day for the new currency, the relevant Drawing will remain in the existing currency (with Interest Periods running from one Business Day until the next Business Day) until the next day which is a Business Day for both currencies, on which day the requested Interest Period will begin.

6.3 Unavailability of a currency

If on the first day of any period of which an interest is to be determined:

(a) an Optional Currency requested is not readily available to the relevant Financier in the amount required or the Optional Currency is not freely convertible into A$ in the Relevant Interbank Market; or

(b) compliance by the relevant Financier with its obligation to provide a Drawing in the relevant Optional Currency would contravene a law or regulation applicable to it,

the Financier will give notice to the relevant Borrower to that effect by 11.00am on that day. In this event, unless the Borrower advises the Financier in writing that it wishes to cancel the Drawdown Notice or Selection Notice, the Financier will be required to provide the Drawing in the Base Currency.

6.4 Change of currency

(a) If a Drawing under the Facility is to be denominated in different currencies during two successive Interest Periods:

  (i) if the currency for the second Interest Period is an Optional Currency, the amount of the Drawing in that Optional Currency will be calculated by the relevant Financier as the amount of that Optional Currency equal to the Base Currency Amount of the Drawing at the Financier's Spot Rate of Exchange on the last day of the first Interest Period;

  (ii) if the currency for the second Interest Period is the Base Currency, the amount of the Drawing will be equal to the Base Currency Amount;

  (iii) (unless the relevant Financier and the Borrower that has borrowed the Drawing agree otherwise in accordance with paragraph (b) below) the Borrower that has borrowed the Drawing shall repay it on the last day of the first Interest Period in the currency in which it was denominated for that Interest Period; and

  (iv) (subject to **clause 8.2**) the Financier shall re-advance the Drawing in the new currency.

(b) If the relevant Financier and the Borrower that has borrowed the Drawing agree, the Financier shall:

  (i) apply the amount of the Drawing which it is required to provide under paragraph (a)(iv) above (or so much of that amount as is necessary) in or towards purchase of an amount in the currency in which the Drawing is outstanding for the first Interest Period; and

  (ii) use the amount it purchases in or towards satisfaction of the relevant Borrower's obligations under paragraph (a)(iii) above.

(c) If the amount purchased by a Financier pursuant to paragraph (b)(i) above is less than the amount required to be repaid by the relevant Borrower, the Financier shall promptly notify that Borrower and that Borrower shall, on the last day of the first Interest Period, pay an amount to the Financier (in the currency of the outstanding Drawing for the first Interest Period) equal to the difference.

(d) If any part of the amount which a Financier is required to provide under paragraph (a)(iv) above is not needed to purchase under paragraph (a)(i) above the amount required to be repaid by the Borrower that has borrowed the Drawing, the Financier shall promptly notify the Borrower and pay the Borrower on the last day of the first Interest Period that part of that amount (in the new currency).

(e) A Financier will only be obliged to comply with this **clause 6.4** if, on the first day of an Interest Period, no Event of Default has occurred or would result from the change of currency and the Financier is satisfied that each representation and warranty by an Obligor in the Finance Documents is correct and not misleading.

6.5 Same Optional Currency during successive Interest Periods

If a Drawing is to be denominated in the same Optional Currency during two successive Interest Periods, the Financier for that Drawing shall calculate the amount of the Drawing in the Optional Currency for the second of those Interest Periods (by calculating the amount of Optional Currency equal to the Base Currency Amount of that drawing at the Financier's Spot Rate of Exchange on the last day of the first Interest Period) and:

(a)   if the amount calculated is less than the existing amount of Drawing in the Optional Currency during the first Interest Period, promptly notify the Borrower that has borrowed that Drawing and that Borrower shall pay to the Financier, on the last day of the first Interest Period, an amount equal to the difference; or

(b)   if the amount calculated is more than the existing amount of that Drawing in the Optional Currency during the first Interest Period, if no Event of Default is continuing and each representation and warranty by an Obligor in the Finance Documents is correct and not misleading in any material respect, the Financier shall, on the last day of the first Interest Period, pay the Borrower an amount equal to the difference (in the Optional Currency).

6.6   Financier's calculations

All calculations made by a Financier pursuant to this **clause 6** will take into account any repayment, prepayment, consolidation or division of Drawings to be made on the last day of the first Interest Period.

6.7   Currency of account and payment

(a)   Subject to paragraphs (b) to (e) below, the Base Currency is the currency of account and payment for any sum due from an Obligor under any Finance Document.

(b)   A repayment of a Drawing or unpaid amount of the Secured Money which is due and payable by an Obligor or a part of a Drawing or such amount shall be made in the currency in which that Drawing or amount is denominated on its due date.

(c)   Each payment of interest shall be made in the currency in which the sum in respect of which the interest is payable was denominated when that interest accrued.

(d)   Each payment in respect of costs, expenses or Taxes shall be made in the currency in which the costs, expenses or Taxes are incurred.

(e)   Any amount expressed to be payable in a currency other than the Base Currency shall be paid in that other currency.

7   New Borrowers

(a)   Any wholly owned Subsidiary of the Company may, as agreed with the Financier and subject to this **clause 7** and **clause 21** of the Common Terms Deed Poll, become a Borrower under this document, after which it will be entitled to all rights, and shall perform and observe all its obligations as if it were an original party to this document.

(b)   To become a Borrower it must execute an Accession Deed (CTDP) and an Accession Deed (STD) and comply with the terms of **clause 21** of the Common Terms Deed Poll.

(c) After the accession of a new Borrower, that new Borrower will be a Borrower for the purpose of this document.

8 Conditions Precedent

8.1 Conditions

A Borrower may not deliver an initial Drawdown Notice under a Facility until each Financier has received each item specified in **Schedule 6** in a form and substance satisfactory to the Financier by 11.00am 2 Business Days (or such shorter period agreed by the Financier) before the requested first Drawdown Date.

8.2 Conditions to all drawings or utilisation

A Financier need not provide any Drawing or utilisation of a Facility unless:

(a) (**Drawing available**) the Utilised Commitment for the Facility after providing the financial accommodation requested would not be greater than for the relevant Facility Limit;

(b) (**Drawdown Notice**) the Financier has received a Drawdown Notice in respect of it in accordance with this document, and in respect of the first Drawdown Notice under Facility A, setting out each Existing Guarantee (setting out the relevant beneficiary, issue number and face value amounts) and requesting that the Existing Guarantees become LC Instruments under this document;

(c) (**representation and warranties**) the Financier is satisfied that the representations and warranties in the Common Terms Deed Poll incorporated into this Facility Agreement and in the Drawdown Notice and the statements in the Drawdown Notice are correct and not misleading at the date of the relevant Drawdown Notice and at the relevant Drawdown Date in any material respect;

(d) (**no breach**) no breach of any applicable law arises from the execution, delivery and performance of the Finance Documents or would result from the accommodation being provided;

(e) (**no Default**) the Financier is satisfied that no Event of Default or Review Event is continuing, or would result from the accommodation being provided;

(f) (**NSW mortgage duty**) where any Secured Property is situated, or taken under the Duties Act 1997 (NSW) to be situated, in New South Wales, the Financier has received in form and substance satisfactory to it:

(i) multi-jurisdictional mortgage statement(s) signed on behalf of each Obligor who provides a Security over that Secured Property, by 11.00am 3 Business Days (or such shorter period agreed by the Financier) before the requested Drawdown Date; and

(ii) evidence that all Taxes required to be paid on that Security following provision of the requested Drawing have been paid or, if not already paid, sufficient same day funds or evidence of other arrangements satisfactory to the Financier being in place to enable the payment of those Taxes, together with all things (including documents) necessary to pay those Taxes;

(g) **(LC Secured Contracts)** in the case of a Drawing by the issue of an LC instrument under the Facility A:

    (i) the Financier has received in form and substance satisfactory to it a duly executed, stamped and registered (as applicable) copy of each LC Secured Contract to which the Drawing relates; and

    (ii) the terms of those LC Secured Contracts are satisfactory to the Financier;

(h) **(Authorisations)** the Financier is satisfied that all Authorisations necessary for the Drawing have been obtained;

(i) **(KYC Checks)** the Financier is satisfied as to its KYC Checks, including in the case of a Drawing by the issue of an LC instrument under the Facility A, in respect of the relevant LC Beneficiary; and

(j) **(other information and documents)** the Financier has received, in form and substance reasonably satisfactory to it, all other information and documents reasonably requested by the Financier.

8.3 General Requirements

(a) Any item required to be certified under this **clause** or any other provision of a Finance Document in respect of an Obligor must be certified by a director or secretary of the Company or that Obligor (as applicable) as being true and complete as at a date no earlier than 2 Business Days before the date of this document.

(b) Each Financier agrees to notify a Borrower as soon as practicable after the it receives the final item specified in this **clause**.

8.4 Right to Waive

The conditions precedent in **clause 8.1** and **clause 8.2** are for the sole benefit of the Financiers and only each Financier may waive it in relation to itself, by giving written notice of such waiver.

8.5 Requesting Drawing of the Facilities

If a Borrower wants to use a Facility, then it may do so by one or more requests made in accordance with the terms of this document.

9 Drawing of revolving Cash Advances

9.1 Availability

Revolving Cash Advances are available to a Borrower under the Facility A and the Facility B. No Borrower is obliged to make any Drawing. If a Borrower wants to make a Drawing of Cash Advance under a Facility it must issue a Drawdown Notice to a Financier in accordance with **clause 9.2**.

9.2 Drawing of Cash Advances

Subject to the satisfaction or waiver of the conditions precedent in accordance with **clauses 8.1, 8.2 and 8.4**, a Borrower may request one or more Drawings in the Base

Currency or an Optional Currency for the purpose detailed in **clause** 5.5 on any Business Day during the Availability Period provided that:

(a) (**Notice**) the Financier has received a duly completed Drawdown Notice (such notice being irrevocable except as provided by **clause 6.3**) by the Borrower by no later than 11:00am on the second Business Day prior to the proposed Drawdown Date set out in the Drawdown Notice;

(b) (**Not more than Facility Limit**) the Drawing, if made, is for no more than the relevant Unused Commitment;

(c) (**During Availability Period**) the Drawdown Date is a Business Day during the Availability Period; and

(d) (**Due Date**) the last day of the Interest Period of the Drawing must not be a date after the Repayment Date.

9.3 When is a Drawdown Notice Effective?

A Drawdown Notice under this Facility is irrevocable and is effective on receipt by the Financier.

9.4 Funding

Subject to this document the Financier agrees to make available to the Borrower the amount specified in the relevant Drawdown Notice.

9.5 Interest Periods

Subject to **clause 9.6**:

(a) The Interest Period for a Drawing which is a Cash Advance will be selected by a Borrower in the Drawdown Notice or otherwise selected in accordance with **paragraph (d) below**.

(b) The initial Interest Period for a Drawing which is a Cash Advance commences on its Drawdown Date. Each subsequent Interest Period for the Drawing commences on the day when the preceding Interest Period for the Drawing expires.

(c) The initial Interest Period for a Drawing is the period specified in the Drawdown Notice. Each subsequent Interest Period is a period notified by the Borrower under a Selection Notice to the relevant Financier at least 2 Business Days before the last day of the current Interest Period. If the Borrower does not give notice, then, subject to paragraph (d) below, the subsequent Interest period is to be of the same duration as the then Interest Period which immediately precedes it.

(d) The Borrower must not give a Selection Notice which conflicts with any Drawing restrictions for a Drawing which is a Cash Advance specified in **Schedule 2** or which otherwise would breach a provision of this document. Unless otherwise expressly stated in this document, a Selection Notice is irrevocable and is effective on receipt by a Financier.

9.6   Interest Period adjustments

(a)   An Interest Period may be adjusted by a Financier as necessary to ensure that an Interest Period specified in a Drawdown Notice or Selection Notice is for an Interest Period specified in **Schedule 2** for a Drawing which is a Cash Advance.

(b)   An Interest Period which would otherwise end on a day which is not a Business Day is a period ending on the succeeding Business Day and an Interest Period which would otherwise end after the Repayment Date ends on the Repayment Date); and

9.7   Interest payment

The Borrowers must pay to the Financier who has provided a Drawing in the form of a Cash Advance all interest on the Drawing for the relevant Interest Period at the Interest Rate on the relevant Interest Payment Date.

9.8   Calculation of interest

Interest will:

(a)   accrue from day to day on the Outstanding Amount of each Drawing which is a Cash Advance at the applicable Interest Rate for each Interest Period, and is calculated on the actual number of days from (and including) the first day of the relevant Interest Period to (but excluding) the last day of that Interest Period; and

(b)   be calculated daily on the basis of a year of 365 days.

9.9   Repayment of Cash Advances under Facility A or Facility B

On the Termination Date for each of Facility A or Facility B:

(a)   each Borrower must repay the whole of the remaining Utilised Commitment and all other Outstanding Amount of all then outstanding Drawings under the relevant Facility; and

(b)   the Facility Limit for the relevant Facility will reduce permanently to zero.

9.10   Mandatory Cancellation

Any part of the Facility Limit for Facility A or Facility B which remains undrawn on the day immediately following determination of the Availability Period is automatically cancelled. The Facility Limit may not subsequently be reinstated.

9.11   Voluntary Prepayment

(a)   A Borrower of a Drawing may, subject to any restriction in **Schedule 2**, if it gives a Financier not less than 2 Business Days' (or such shorter period as the Financier may agree) irrevocable prior written notice, prepay the Drawing (in whole or in part and if in part in an amount of not less than:

(i)   A$500,000 and in integral multiples of A$100,000, in the case of a Drawing denominated in the Base Currency);

(ii)   NZ$500,000 and in integral multiples of NZ$100,000, in the case of a Drawing in the Optional Currency that is NZ$; or

(iii) in the amount and in integral multiples in each case specified by the Financier, in the case of a Drawing in an Optional Currency that is not NZ$,

on a Selection Date before the Repayment Date. If a prepayment is of only part of the Outstanding Amount, the notice must specify the Drawing(s) to which the prepayment applies and must satisfy any prepayment restrictions in **Schedule 2**.

(b) The Borrower must make a prepayment in accordance with any prepayment notice under **clause 9.11**(a), provided that an outstanding Drawing may only be prepaid on its Selection Date and the prepayment must comply with any prepayment restrictions specified in **Schedule 2**.

(c) Subject to this document, any Borrower may, during the Availability Period, redraw any amount prepaid in accordance with this **clause 9.11**.

10   LC Instruments

10.1   Existing LC Instruments

(a) With effect on satisfaction of the conditions precedent in **clause 8.1** for the first Drawing under Facility A:

(i) each Existing Guarantee will be deemed to be an LC Instrument issued by the Australian Financier under this document, with a corresponding Drawing taken to be provided under the Facility A on that date; and

(ii) each Borrower and the Financiers agree that any previous agreement between them for the issue of the Existing Guarantees is replaced by this document, except in respect of any outstanding amounts due for payment by the Borrower under that previous agreement.

(b) All fees under this document in respect of an LC Instrument will apply to the Existing Guarantees on and from the date referred to in **clause 10.1(a)**.

10.2   Issue of LC Instruments

(a) No Borrower is obliged to make any request under this **clause** for the issue of a LC Instrument. Subject to the satisfaction or waiver of the conditions precedent in accordance with **clauses 8.1, 8.2 and 8.4**, a Borrower may by the issue of a Drawdown Notice to a Financier, request the issuance of an LC Instrument under Facility A from time to time for the purpose detailed in **clause 5.5** on any Business Day during the Availability Period of Facility A provided that:

(i) (**Notice**) the Financier has received a duly completed Drawdown Notice in accordance with (c) below (such notice being irrevocable except as provided by **clause 6.3**) by the Borrower by no later than 11:00am on the second Business Day prior to the proposed Drawdown Date set out in the Drawdown Notice;

(ii) (**Not more than Facility Limit**) the Drawing, if made, is for no more than the relevant Unused Commitment of Facility A;

(iii) (**During Availability Period**) the Drawdown Date is a Business Day during the Availability Period of Facility A; and

(iv)   (**expiry date**) the expiry date of the LC Instrument must not extend beyond the Repayment Date of Facility A.

(b)   Subject to the provisions of this document, the relevant Financier will prepare and issue an LC Instrument requested in a Drawdown Notice. Each LC Instrument must be for an amount, and have a term and expiry date, complying with any requirements specified in **Schedule 2**.

(c)   Where a Borrower requires the issuance of an LC Instrument, the Drawdown Notice shall specify:

   (i)   the face value amount and currency (which may only be A$ or NZ$) of the LC Instrument;

   (ii)   the name of the beneficiary or beneficiaries;

   (iii)   the term and expiry date of the LC Instrument; and

   (iv)   where the LC Instrument is to be delivered; and

   (v)   all other information required to be provided in a Drawdown Notice.

(d)   A Drawdown Notice is irrevocable and is only effective on receipt by the Financier.

10.3 Reimbursement

Each Borrower must pay to the relevant Financier:

(a)   amounts equal to each payment made or required to be made by the Financier under an LC Instrument, on the day on which the Financier makes or is required to make the payment; and

(b)   interest on such amounts calculated in accordance with **clause 20** '*Interest on overdue amounts*' of the Common Terms Deed Poll on demand from time to time.

10.4 Authorisation of payment

(a)   Each Borrower irrevocably authorises each Financier to immediately pay any amount for which a demand or request is made at any time under any LC Instrument issued under this document without reference to or further authority from, the Borrower. The relevant Financier need not investigate or enquire whether a claim or demand on it has been properly made (or whether any certificates or other documents tendered with a claim or demand are genuine, correct or duly signed) and the Financier may meet any such claim or demand notwithstanding that the Borrower, any Obligor or any other person may disputing the validity of the claim or demand.

(b)   All amounts paid by a Financier under an LC Instrument or any amount which the Financier elects to pay to a beneficiary to release in whole or in part the liability of the Financier pursuant to an LC Instrument shall become immediately due and payable by the Borrower that has requested the issue of the LC Instrument, notwithstanding any disputing or notice by the Borrower or any Obligor to the Financier as to whether or not such amounts should have been or are required to be paid to the beneficiary and notwithstanding any notice from any other person not to pay any amount under an LC Instrument.

10.5 Voluntary pay out

The Financiers may voluntarily pay to the LC Beneficiary (regardless of whether or not the LC Beneficiary has made a claim, demand or request for payment) the Outstanding Amount under any LC Instrument issued under this document:

(a)   on the Termination Date;

(b)   if an Event of Default subsists; or

(c)   if the Repayment Date for Facility A has occurred.

10.6 Tax

Each Borrower must pay any Tax (other than an Excluded Tax) payable on or in relation to the issue of, or any payment under, any LC Instrument issued under this document.

10.7 Proceedings under LC Instruments or LC Secured Contracts

The Financiers are not obliged at any time to commence, pursue or defend any legal proceedings or other process in connection with any claim, demand or right arising under an L C Instrument issued under this document.

11 Cash Cover

11.1 Cash Cover

(a)   If:

    (i)   an Event of Default subsists, immediately after receiving a request from a Financier; or

    (ii)   the Borrower is required to provide cash cover as required under **clause 14(a)**,

the provisions of this **clause** will apply and the Borrower must provide cash cover equal to the Outstanding Amount of all unexpired LC Instruments issued under this document in the currencies in which the unexpired LC Instruments are denominated in accordance with **clause 11.1(b)**.

(b)   If this **clause** applies, each Borrower

    (i)   must open and maintain with each Financier (or another bank approved by the Financiers) one or more non-cheque issuing bank accounts (each a **Cash Cover Account**) in the Borrower's name and designated as a 'Cash Cover Account' in each currency in which unexpired LC Instruments are denominated;

    (ii)   agrees that despite anything to the contrary in any account opening authority the Financiers will have exclusive control of its Cash Cover Account, and at least one of the Financier's Authorised Officers will be an account signatory, including for all withdrawals and transfers and each

Borrower irrevocably authorises the Financiers to do anything necessary for this purpose;

(iii)   acknowledges and agrees that the Financiers will not be responsible for the performance by the Borrower of its obligations in relation to any Cash Cover Account, nor are the Financiers obliged to take any action in relation to a Cash Cover Account which may be contrary to any law or official directive, and that the Financiers have no duties in relation to a Cash Cover Account, and will not be liable for any error of judgment or any mistake in fact or law except to the extent of its own gross negligence, fraud or wilful default; and

(iv)   must ensure that all cash cover provided pursuant to this document will be credited to a Cash Cover Account for an amount not greater than the face value amount of the unexpired LC Instrument.

11.2   Application of cash cover

A Financier may, without demand or any notice, appropriate and apply any cash cover held by it pursuant to this document against any obligations of a Borrower under this document (including where a voluntary pay out has been made by the Financier under **clause 10.5**) in respect of any LC Instrument. Each Borrower irrevocably authorises the Financiers to do anything necessary for that purpose, and regardless of whether the Repayment Date for Facility A has occurred.

12   Borrower Indemnity

12.1   Indemnity

(a)   Each Borrower agrees to indemnify the Financiers and pay to each Financier on demand from time to time in the relevant currency of obligation from and against all loss, damage, harm, costs, charges, claim, liability and expenses of any kind whatsoever suffered or incurred by the Financier in connection with, or as a result of, any LC Instrument (including the issue or variation of an LC Instrument, any payment or claim for payment under an LC Instrument and anything done by an LC Beneficiary or any other person in relation to or in reliance upon an LC Instrument) including but not limited to any loss or expenses sustained or incurred in liquidating or employing deposits from third parties required to effect or maintain any payments with the Lender is required to make under any LC Instrument.

(b)   Each of the indemnities contained in this **clause** is a continuing indemnity and shall be irrevocable and shall remain in full force and effect until the Utilised Commitment under the Facility A has been paid in full.

12.2   Continuing obligations

(a)   Each Borrower agrees that its obligations under **clause 12** are absolute and unconditional and shall not be subject to any reduction, termination or other impairment by any set-off, deduction, counterclaim, agreement, defence, suspension, deferment or otherwise and the Borrower shall not be released, relieved or discharged from any obligations under this **clause 12**, nor shall such obligations be prejudiced or affected by any reason whatsoever including without limitation:

(i) any set-off, deduction, abatement, counterclaim, agreement, defence, suspension, deferment or other claim which the Borrowers or any other person may have against a Financier, an LC Beneficiary or any other person;

(ii) the transfer or assignment by an LC Beneficiary of an LC Instrument to any person;

(iii) any falsity, inaccuracy, insufficiency or forgery of (or in) any document, demand, notice, certificate, communication which on its face purports to be a document, demand, notice, certificate or communication which on its face purports to be signed or authorised pursuant to this document or an LC Instrument;

(iv) a Financier granting time or other indulgence to, compounding or compromising with or releasing (whether wholly or partly) by novation or otherwise a Borrower or any other person;

(v) laches, acquiescence, delay, acts, omissions or mistakes on the part of a Financier or another person;

(vi) any variation or any right of a Financier in respect of a Borrower or any other person, including without limitation, any increase in the face value of or other variation in connection with a Letter of Credit;

(vii) any Event of Insolvency affecting any entity or person or cessation of existence of any entity or person;

(viii) the inaccuracy of any document or communication or lack of authority under which it is transmitted or sent by or to any person;

(ix) any illegality, invalidity or impossibility of performance, of any LC Secured Contract, Finance Document or any other agreement;

(x) any act of any Governmental Agency in relation to or any law, order, treaty, or official policy, directive or request affecting any of the terms of any LC Secured Contract, Finance Document or any other document;

(xi) any failure by any person to obtain an Authorisation necessary or desirable in connection with any LC Secured Contract, Transaction Document or other document;

(xii) any LC Secured Contract, Transaction Document or other document being wholly or partly void, voidable, unenforceable, invalid or ineffective; or

whether or not a Borrower, any LC Beneficiary or a Financier is aware of it or consents to it and despite any legal rule to the contrary, and each Borrower acknowledges and agrees with the Financiers that the Financiers shall not be liable or under any duty to enquire in respect of any of the matters mentioned in the preceding paragraphs of this **clause 12.2**.

13 Facility Limit reduction – Facility A

13.1 Expiring LC Instruments

The Facility A Limit will not be reduced due to the expiry of an LC Instrument issued under this document.

13.2 Termination Date

On the Termination Date for Facility A the Facility A Limit will reduce permanently to zero.

14 Termination Date payments

(a) On the Termination Date for Facility A the Borrowers must pay to the Financiers:

    (i) cash cover in accordance with **clause 11** equal to the Outstanding Amount of each Drawing constituted by the issue of an LC Instrument in the currencies in which the relevant LC Instruments are denominated, except in respect of LC Instruments for which:

        (A) the relevant Financier already holds cash cover in accordance with **clause 11**; or

        (B) the original LC Instrument has been returned to the relevant Financier and the Financier has been unconditionally released from all of its obligations on terms satisfactory to the Financier; or

        (C) the relevant Financier holds bank guarantees, letters of credit or other financial undertakings in favour of the Financier on terms, and from issuers, acceptable to the Financier, for the currencies in which the relevant LC Instruments are denominated; and

    (ii) all other Secured Money in respect of Facility A and any LC Instruments.

(b) Each Financier agrees to repay to a Borrower any cash cover held in respect of an LC Instrument pursuant to **clause 14(a)** which is not to be applied in accordance with **clause 11.2**, if no Secured Money is due and unpaid and:

    (i) the Financier has received the original LC Instrument (or if lost or destroyed, a statutory declaration made by an officer of the LC Beneficiary attesting to the loss or destruction) and an unconditional release from all of its obligations on terms satisfactory to the Financier; or

    (ii) that:

        (A) the Financier's obligations under the LC Instrument have been discharged in full; and

        (B) the Borrower's obligations under this document in respect of the LC Instrument have been discharged in full of the Common Terms Deed Poll.

15 Consequences of Default under Facility A and Facility B

On and at any time after the occurrence of an Event of Default which is continuing the Financier may, by notice to the Borrower do one or more of the following:

(a) cancel all or part of its commitment to provide financial accommodation for all or any Facilities provided by the Financier at which time they shall immediately be cancelled;

(b) declare that all or part of the Amount Owing (including all or part of the Secured Money) be immediately due and payable, at which time it will become immediately due and payable;

(c) declare that all or part of the Amount Owing (including all or part of the Secured Money) be payable on demand, at which time they shall immediately become payable on demand by the Financier;

(d) declare that full cash cover in respect of each LC Instrument issued under this document is immediately due and payable, in which case the Borrower must immediately pay to the Financier cash cover in accordance with **clause 11**;

(e) in accordance with the Secured Finance Documents, exercise or direct the Security Trustee to exercise any of its Powers under the Secured Finance Documents; and / or

(f) terminate the Financier's obligations specified in the notice with immediate effect.

In addition to the foregoing, the Borrower must pay interest at the Default Rate on the Amount Owing (including the Secured Money) in accordance with **clause 20** of the Common Terms Deed Poll if an Event of Default occurs and is continuing.

16 Currency fluctuation for Facility A and Facility B

16.1 Currency fluctuation

(a) If at any time during any Interest Period relating to a Drawing drawn in an Optional Currency, the Utilised Commitment under the Facility (under which that Drawing is drawn) exceeds the Facility Limit for the Facility (under which that Drawing is drawn) by more than 10% (the amount in excess of the Facility Limit being the **Excess Amount**), the Obligors must either:

(i) provide to the Financier who has provided the Drawing as cash collateral and on terms acceptable to the Financier, an amount in the Base Currency equal to the Excess Amount; or

(ii) repay to the Financier who has provided the Drawing within 10 Business Days an amount in the Base Currency so as to ensure that the Utilised Commitment of the Facility is less than or equal to the Facility Limit for the Facility.

16.2 Release of cash collateral

While:

(a) any Drawing denominated in a currency other than the Base Currency remains outstanding under the Facility; and

(b) the Financier who has provided a Drawing holds cash collateral provided to it by a Borrower in accordance with **clause 16.1**,

if:

(c) on the last day of any Interest Period relating to a Drawing under the Facility, the Outstanding Amount of the aggregate of all Drawings under a Facility (including, for the avoidance of doubt, the amount held by the relevant Financier as cash collateral in respect of the Facility) is less than the Facility Limit for that Facility; and

(d) no Event of Default or Review Event has occurred at the time of, or will result from, the payment,

then the Financier will, within 10 Business Days of receiving a written request from the Borrower, repay into an account in the name of the Borrower so much of the amount provided to the Financier as cash collateral so that, after making the repayment, the Excess Amount in respect of that Facility (including, for the avoidance of doubt, any amount which will continue to be held by the Financier as cash collateral in respect of that Facility) does not exceed the Facility Limit for that Facility. If:

(e) there are no Drawings in a currency other than Base Currency; and

(f) no Event of Default or Review Event is subsisting at the time of, or will result from, the payment,

then the Financier will repay into an account in the name of the Borrower all amounts held at that time by the Financier as cash collateral under **clause 16.1**.

17 Market Disruption

17.1 Application of Market disruption

The following provisions of this **clause 17** apply only during the period of a Market Disruption Event and only whilst such event continues. For the sake of clarity, should the Market Disruption Event no longer be continuing, the terms and conditions revert back to those which existed prior to the Market Disruption Event occurring.

17.2 Market disruption

(a) If a Financier determines that a Market Disruption Event occurs in relation to a Drawing for any Interest Period, then it shall promptly notify the Borrower that has borrowed the Drawing and the rate of interest on that Drawing for the Interest Period shall be the rate per annum which is the sum of:

(i) the Margin; and

(ii)   the rate notified by the Financier soon as practicable and in any event no later than five Business Days after the commencement that Interest Period, to be that which expresses as a percentage rate per annum the cost to the Financier of funding the Drawing from whatever source it may reasonably select.

(b)   A Financier shall determine the rate notified by it under sub-paragraph (a)(ii) above in good faith. The rate so notified and any notification under paragraph (c) below will be conclusive and binding on the parties in the absence of bad faith or manifest error.

(c)   In this document, *Market Disruption Event* means:

(i)   at or about noon on the first Business Day of the relevant Interest Period the relevant Screen Rate is not available and none or only one of the relevant Reference Banks supplies a rate to a Financier to determine the Base Rate for the relevant currency and period; or

(ii)   before 5.00pm (Sydney time) on the Business Day after the first day of the relevant Interest Period, a Financier notifies the relevant Borrower that as a result of circumstances affecting the market generally (whether or not those circumstances, or their effect on the Financier's cost of funds, subsist on the date of this document) the cost to it of funding its funding a Drawing for that Interest Period exceeds the Base Rate.

17.3   Alternative basis of interest or funding

(a)   If a Market Disruption Event occurs and a Financier or a Borrower so requires, the Financier and the Borrower shall enter into negotiations (for a period of not more than 30 days) with a view to agreeing a substitute basis for determining the rate of interest.

(b)   Any alternative basis agreed pursuant to paragraph (a) above shall only apply, with the prior consent of the Borrower, and then shall be binding on all parties.

17.4   Confidentiality

(a)   Subject to paragraph (b), the Borrower shall keep confidential and not disclose to any other person, any information relating to a Financier described in this **clause 17**.

(b)   However, the Borrower or its officers or employees may disclose such information:

(i)   to the extent required by any applicable law or regulation; or

(ii)   to the extent it reasonably deems necessary in connection with any actual or contemplated proceedings or a claim with respect to this **clause 17.4**.

18 Increased costs

18.1 Compensation

Each Borrower agrees to compensate each Financier within 10 Business Days of demand made by that Financier if:

(a) a Directive, or change in Directive, in either case applying for the first time after the Completion Date (not including a Directive or change in Directive announced before the Completion Date or a Directive or change in Directive which was known on or before the Completion Date would become applicable during the Availability Period); or

(b) a change in a Directive's interpretation or administration by an authority after the Completion Date (not including such change if it was announced before the Completion Date); or

(c) compliance by the Financier or any of its Related Entities with any such Directive, changed Directive or changed interpretation or administration directly or indirectly:

    (i) increases the cost of providing, funding or maintaining the Facility to the Financier or any of its Related Entities; or

    (ii) reduces any amount received or receivable by, or the effective return to, the Financier or any of its Related Entities, in connection with; or

    (iii) reduces the return on capital allocated to the Facility, or the overall return on capital of the Financier or any of its Related Entities, in connection with a Facility or the Financier's observance or performance of its obligations under any Finance Document

(each an **Increased Cost**).

(d) In this **clause 18.1**, a reference to a Directive does not include a Directive imposing or changing the basis of a tax on the overall net income of the Financier.

(e) Compensation need not be in the form of a lump sum and may be demanded as a series of payments.

(f) Any demand under this **clause 18.1** is to be made by the relevant Financier.

18.2 Increased cost claims

A Financier intending to make a claim pursuant to **clause 18.1** shall notify the relevant Borrower of the event giving rise to the claim and shall, as soon as practicable after a demand by the relevant Borrower, provide a certificate confirming the amount of its Increased Costs.

18.3 Exceptions

Clause 18.1 does not apply to the extent any Increased Cost is:

(a)   attributable to a deduction or withholding for or on account of Taxes from a payment under a Finance Document required by law;

(b)   compensated for under **clause 18** by the Borrower; or

(c)   attributable to the wilful default by the relevant Finance Party or its Related Entities of any law or regulation.

18.4   Possible Minimisation

The Borrower agrees to compensate the Financier whether or not an Increased Cost could have been avoided. However, the Financier agrees to take reasonable steps that are commercially practicable in the context of its business to minimise any Increased Costs. The Borrowers' obligation to pay any amount under a Finance Document is not affected because the relevant increase or deduction could have been avoided.

19   Fees, costs and indemnities

19.1   Fees – Facility A and Facility B

The Borrowers shall pay to the Financiers:

(a)   the Commitment Fee:

(i)   on the last day of each quarter which ends during the Availability Period; and

(ii)   on the Repayment Date;

(b)   the Upfront Fee upon execution of this document by the Borrowers; and

(c)   the Issuance Fee in respect of each LC Instrument issued under this document quarterly in advance commencing on the date of issue of the LC Instrument:

(i)   on its Drawdown Date; and

(ii)   on the last Business Day of each subsequent 3 month period until the later of its expiry and the date the Financier receives payment of all amounts due in respect of the LC Instrument pursuant to this document.

19.2   Fees – Facility C and Facility D

The Borrowers shall pay to the Financiers all fees in relation to Facility C and Facility D, at the times and in the amounts specified in this document.

19.3   Break costs

(a)   If a Financier receives or recovers all or part of any Outstanding Amount of a Drawing or overdue amount under a Finance Document (**Received Amount**) before the last day of the then current Interest Period, the Borrower must pay to the Financier within 2 Business Days of demand the amount (if any) by which:

(i)   the interest which the Financier would have received on the Received Amount for the period from the date of receipt or recovery of the Received Amount to the last day of that Interest Period, had it been paid on that last day;

exceeds:

(ii) the interest which the Financier determines that it would obtain by placing an amount equal to the Received Amount on deposit with a leading Australian bank (or New Zealand bank if the Received Amount is denominated in NZ$) for the period from the Business Day following receipt or recovery and ending on the last day of that Interest Period.

(b) If for any reason the Borrower revokes, or fails to draw in accordance with, a Drawdown Notice given by it, then within 3 Business Days of demand the Borrower must pay to the Financier the amount which would have been payable under paragraph (a) if the Draw had been drawn down and prepaid on the specified drawdown date.

19.4 Refundability

All fees payable under this document are non-refundable.

20 Facility Review – Facility C and Facility D

(a) The Australian Financier may review Facility C and/or Facility D (**Facility Review**):

(i) on or about the Review Date (including after the Review Date where a review was not carried out on or about that Review Date); and

(ii) at any time if a Review Event occurs.

(b) If, following a Facility Review, the Australian Financier determines that there has been a Change in Credit, the Australian Financier may give the Australian Borrower (subject to **clause 20(d)**):

(i) a Variation Notice; or

(ii) a notice terminating Facility C or Facility D on a date not less than 30 days after the date of the notice, at which time the Australian Borrower must pay to the Australian Financier all Amount Owing (including all or part of the Secured Money) under the Facility (**Termination Notice**).

(c) If the Australian Financier gives the Australian Borrower a Variation Notice, then:

(i) if the Australian Borrower accepts the changes within 30 days of the date of the Variation Notice the changes take effect from the day the Borrower accepts those changes; and

(ii) if the Australian Borrower does not accept the changes within 30 days of the date of the Variation Notice, the Australian Financier may cancel Facilities C or Facility D (or both) and all Amount Owing (including all or part of the Secured Money) under Facilities C or Facility D (or both) (as applicable) will become repayable on demand by the Australian Financier.

(d) If the Australian Financier conducts a Facility Review in respect of Facility C or Facility D, the Australian Financier may not issue:

(i) a Variation Notice bringing forward that Repayment Date;

(ii)   a Variation Notice changing the pricing; or

(iii) a Termination Notice under **clause 20**(b)(ii), in relation to that Facility; and

where the Repayment Date for the Facility is a specific date that ends after a Review Date unless, in any case, an Event of Default occurs, or the Australian Borrower otherwise agrees.

(e)   Nothing in this **clause 20** limits the Australian Financier's rights if an Event of Default occurs, or its rights to terminate a Facility in accordance with this document or another Finance Document.

21   General

21.1   Guarantor's acknowledgement

Each party entering into this document as a guarantor:

(a)   consents to the provision of the financial accommodation set out in this document to the Borrowers;

(b)   confirms that:

(i)   nothing contained in this document affects the validity and enforceability of its Guarantee;

(ii)   the financial accommodation provided under this document constitutes "Guaranteed Money" for the purposes of the Guarantee and Indemnity; and

(iii) the Security extend to and secures the performance of the Borrowers' obligations under this document.

21.2   Application to Transaction Documents

If anything in this **clause 21** is inconsistent with a provision in another Finance Document, then the provision this document prevails but only to the extent of the inconsistency.

21.3   Governing law and jurisdiction

This document is governed by the laws of New South Wales.

21.4   Jurisdiction

Each Obligor irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of that place (and any court of appeal) and waives any right to object to an action being brought in those courts, including on the basis of an inconvenient forum or those courts not having jurisdiction.

Schedule 1

Parties and Details for Notices

Initial Borrowers

Name	**Royal Wolf Trading Australia Pty Limited**
ACN	069 244 417
ABN	38 069 244 417
Address for Notice	Level 2, 22 – 28 Edgeworth David Avenue, Hornsby NSW 2077
Tel	(612) 9485 4000
Fax	(612) 9423 6923
Email	gbaker@royalwolf.com.au
Attention	Chief Financial Officer
Funding Office of the Australian Financier applicable to this Initial Borrower	Sydney, Australia

Name	**Royalwolf Trading New Zealand Limited**
Company number	1062072
Address for Notice	Level 2, 22 – 28 Edgeworth David Avenue, Hornsby NSW 2077
Tel	(612) 9485 4000
Fax	(612) 9423 6923
Email	gbaker@royalwolf.com.au
Attention	Chief Financial Officer
Funding Office of the NZ Financier applicable to this Initial Borrower	Auckland, New Zealand

Initial Guarantors

Name	**Royal Wolf Holdings Limited**
ACN	121 226 793
ABN	91 121 226 793
Address for Notice	Level 2, 22 – 28 Edgeworth David Avenue, Hornsby NSW 2077
Tel	(612) 9485 4000
Fax	(612) 9423 6923
Email	gbaker@royalwolf.com.au
Attention	Chief Financial Officer

Name	**Royal Wolf Trading Australia Pty Limited**
ACN	069 244 417
ABN	38 069 244 417
Address for Notice	Level 2, 22 – 28 Edgeworth David Avenue, Hornsby NSW 2077
Tel	(612) 9485 4000
Fax	(612) 9423 6923
Email	gbaker@royalwolf.com.au
Attention	Chief Financial Officer

Name	Kookaburra Containers Pty Ltd
ACN	079 735 050
ABN	22 079 735 050
Address for Notice	Level 2, 22 – 28 Edgeworth David Avenue, Hornsby NSW 2077
Tel	(612) 9485 4000
Fax	(612) 9423 6923
Email	gbaker@royalwolf.com.au
Attention	Chief Financial Officer

Name	Royalwolf Trading New Zealand Limited
Company number	1062072
Address for Notice	Level 2, 22 – 28 Edgeworth David Avenue, Hornsby NSW 2077
Tel	(612) 9485 4000
Fax	(612) 9423 6923
Email	gbaker@royalwolf.com.au
Attention	Chief Financial Officer

Name	Royalwolf NZ Acquisition Co. Limited
Company number	2115393
Address for Notice	Level 2, 22 – 28 Edgeworth David Avenue, Hornsby NSW 2077
Tel	(612) 9485 4000
Fax	(612) 9423 6923
Email	gbaker@royalwolf.com.au
Attention	Chief Financial Officer

Financiers

Name	**Australia and New Zealand Banking Group Limited**
ABN	11 005 357 522
Funding Offices	**Sydney, Australia**
Address for Notice	Level 17 242 Pitt Street Sydney NSW 2000
Tel	+61 2 8937 7040
Fax	+61 2 8937 7140
Email	mitchell.white@anz.com
Attention	Senior Relationship Manager

Name	**ANZ Bank New Zealand Limited**
Company Number	35976
Funding Offices	**Auckland, New Zealand**
Address for Notice	Level 1, 8 Business Parade South Highbrook New Zealand
Tel	+64 9 252 4987
Fax	+64 9 273 1051
Email	geoff.barton2@anz.com
Attention	Geoff Barton, Relationship Manager

Schedule 2

Facility Summary

FACILITY A multiple option facility	
Type:	Revolving multi-option facility for provision of: • cash advances; • letters of credit; • bank guarantees; and • performance bonds.
Available to:	Each Borrower
Facility Limit:	A$75,000,000 in each case as reduced by the total of all reductions in accordance with this document
Currency:	The Base Currency or Optional Currency
Base Currency	Australian Dollars
Optional Currency:	New Zealand Dollars or any other currency that a Financier approves in writing as an Optional Currency, in its absolute discretion.
Repayment Date:	31 July 2017
Purpose:	Restructuring existing debt under the ANZ LOO and ANZ NZ Facility Agreement and establishing a club facility for general corporate purposes
Availability Period:	The period from the date of this document to the earlier of: (a) the date which is 30 days before the Repayment Date; and (b) the date on which the Facility A Limit is cancelled in full or permanently reduced to zero in accordance with this document.
Repayment:	• In relation to each Drawing which is a Cash Advance under Facility A, bullet repayment on the Repayment Date; and • in respect of any other Drawing under Facility A, on or before the Repayment Date.
Drawing restrictions:	Not applicable

Prepayment and cancellation restrictions:	The Facility may be prepaid or cancelled in whole or in part on 2 business days prior written notice to the relevant Financier.
	Unless the Financier otherwise agrees, a prepayment of only part of the Utilised Commitment for this Facility must be for a minimum amount and in an integral multiple specified in **clause 9.11**.
	Amounts prepaid under the Facilities may be redrawn.
Margin in respect of Cash Advances:	The Margin of 1.50% applies from the date of this document up to the date on which the first Compliance Certificate is delivered. From the date following the delivery of the first Compliance Certificate, the following Margin matrix applies.

Net Debt Leverage Ratio	Margin
>2.75x	1.85% per annum
>2.5x≤2.75x	1.60% per annum
>2.25x≤2.5x	1.40% per annum
>2.0x≤2.25x	1.20% per annum
≤2.0x	1.10% per annum

	The Margin applicable to a Drawing which is a Cash Advance will be set on the first day of the applicable Interest Period. Margin adjustments will take effect on the first day of the next Interest Period commencing after the date of delivery of the most recent Compliance Certificate.
Interest Rate:	The aggregate of the Base Rate plus the Margin.
Interest Periods:	1, 2, 3, 4, 5 or 6 months or any other period agreed between the relevant Borrower (or Royal Wolf Trading Australia Pty Limited or Royal Wolf Holdings Limited) and a Financier.
Interest Payment Date:	The last day of each Interest Period (and, if greater than 3 months, on request by the Financier, at the end of each 3 month period during that Interest Period), and each date of repayment or prepayment of all or part of a Drawing.
Issuance Fee in respect of LC Instruments	The issuance fee applicable to each Drawing by the issuance of an LC Instrument is the LC Rate calculated on the face value amount (or, where the LC Instrument is denominated in an Optional Currency, the Base Currency Amount of the face value amount) and term of each LC Instrument issued under this document, where the **LC Rate** is equal to the applicable Margin for an equivalent Drawing in the form of a Cash Advance under Facility A. The minimum issuance fee payable per quarter is $50 per quarter.
	The Issuance Fee is payable under and in accordance with **clause 19.1** of this document.

Upfront Fee:	**Upfront fee:** 0.25% of the Facility A Limit. The Upfront Fee is payable under and in accordance with **clause 19.1** of this document.
Commitment Fee:	**Commitment Fee:** • where 75% or more of Facility Limit is drawn: 40% of the applicable Margin per annum; and • where less than 75% of Facility Limit is drawn, 50% of the applicable Margin per annum, calculated on the daily balance of the Unused Commitment from the date of the Facility Agreement and ending on the last day of the Availability Period for the Facility. The Commitment Fee is payable under and in accordance with **clause 19.1** of this document.

FACILITY B
revolving cash advance facility

Type:	Revolving Cash Advance
Available to:	Each Borrower
Facility Limit:	A$30,000,000
Currency:	The Base Currency or an Optional Currency
Base Currency	Australian Dollars
Optional Currency:	New Zealand Dollars or any other currency that a Financier approves in writing as an Optional Currency, in its absolute discretion.
Repayment Date:	31 July 2019
Purpose:	Restructuring existing debt under the ANZ LOO and ANZ NZ Facility Agreement and establishing a club facility for general corporate purposes
Availability Period:	The period from the date of this document to the earlier of: (a) the date which is 30 days before the Repayment Date; (b) the date on which the Facility B Limit is cancelled in full or permanently reduced to zero in accordance with this document.
Repayment:	Bullet repayment on the Repayment Date
Drawing restrictions:	Not applicable

Prepayment and cancellation restrictions:	The Facility may be prepaid or cancelled in whole or in part on 2 business days prior written notice to the relevant Financier.
	Unless the Financier otherwise agrees, a prepayment of only part of the Utilised Commitment for this Facility must be for a minimum amount and in an integral multiple specified in **clause 9.11**.
	Amounts prepaid under the Facilities may be redrawn.
Margin in respect of Cash Advances:	The Margin of 1.75% applies from the date of this document up to the date on which the first Compliance Certificate is delivered. From the date following the delivery of the first Compliance Certificate, the following Margin matrix applies.

Net Debt Leverage Ratio	Margin
>2.75x	2.15% per annum
>2.5x≤2.75x	1.85% per annum
>2.25x≤2.5x	1.65% per annum
>2.0x≤2.25x	1.45% per annum
≤2.0x	1.35% per annum

	The Margin applicable to a Drawing which is a Cash Advance will be set on the first day of the applicable Interest Period. Margin adjustments will take effect on the first day of the next Interest Period commencing after the date of delivery of the most recent Compliance Certificate.
Interest Rate:	The aggregate of the Base Rate plus the Margin
Interest Periods:	1, 2, 3, 4, 5 or 6 months or any other period agreed between the relevant Borrower (or Royal Wolf Trading Australia Pty Limited or Royal Wolf Holdings Limited) and the relevant Financier.
Interest Payment Date:	The last day of each Interest Period and each date of repayment or prepayment of all or part of a Drawing.
Upfront Fee:	Upfront Fee: 0.40% of the Facility B Limit. The Upfront Fee is payable under and in accordance with **clause 19.1**.

Commitment Fee:	Commitment Fee:
	• where 75% or more of Facility Limit is drawn: 40% of the applicable Margin per annum; and
	• where less than 75% of Facility Limit is drawn, 50% of the applicable Margin per annum,
	calculated on the daily balance of the Unused Commitment from the date of the Facility Agreement and ending on the last day of the Availability Period for the Facility.
	The Commitment Fee is payable under and in accordance with **clause 19.1**

FACILITY C electronic payaway facility	
Type:	Electronic Payaway Facility
Available to:	The Australian Borrower only
Facility Limit:	A$2,950,000 The Facility Limit represents the extent to which the Australian Financier will assume pay away exposure on any one day.
Currency:	The Base Currency
Base Currency	Australian Dollars
Repayment Date	Not before the next Review Date for this Facility
Purpose:	To facilitate direct payments and global payments, using an ANZ electronic banking service
Availability Period:	The period from the date of this document to the earlier of: (a) the Repayment Date; (b) the date on which the Facility C Limit is cancelled in full or permanently reduced to zero in accordance with this document.
Cancellation of Facility:	The Australian Financier may cancel this Facility at any time if for any reason the Borrower ceases to have access to the relevant ANZ electronic banking service.

Drawing restrictions:	This Facility may only be used if: (a) the Australian Borrower completes an application for an ANZ electronic banking service in terms acceptable to the Australian Financier; and (b) the Australian Borrower executes all documents required by the Australian Financier in connection with the use of that service.
Pay – away exposure:	Any pay–away exposure under this Facility will be against funds available in the Australian Borrower's accounts maintained with the Australian Financier or, if there are insufficient funds, will be debited to the Borrower's overdraft account. If there is no available overdraft facility limit under the terms of that overdraft account, the amount outstanding is immediately due and payable and the Australian Financier may charge excess fees at the Default Rate specified in **clause 20** of the Common Terms Deed Poll on the amount outstanding for so long as it remains unpaid and debit any Borrower's account for such amount. For that purpose 'Interest Rate' is deemed to mean the applicable rate specified by the Australian Financier separately as applicable to the Australian Borrower's accounts or overdraft accounts (as applicable)
Fees and charges:	**Excess fee:** If a Drawing is made under the Facility in excess of the Facility Limit and the Australian Financier decides to provide that Drawing, the Australian Financier may charge an excess fee of up to A$150 to compensate the Australian Financier for the costs it incurs or losses it suffers as a result of that drawing in excess.

	FACILITY D **encashment facility**
Type:	Encashment Facility
Available to:	The Australian Borrower only
Facility Limit:	A$50,000
Currency:	The Base Currency
Base Currency	Australian Dollars
Repayment Date	Not before the next Review Date for this Facility
Purpose:	To facilitate cheque cashing arrangements at designated ANZ branch locations

Availability Period:	The period from the date of this document to the earlier of: (a) the Repayment Date; (b) the date on which the Facility D Limit is cancelled in full or permanently reduced to zero in accordance with this document.
Drawing restrictions:	This Facility may only be used if: (a) the Australian Borrower completes an application for this Facility in terms acceptable to the Australian Financier; and (b) the Australian Borrower executes all documents required by the Australian Financier in connection with the use of this Facility.
Pay – away exposure:	Any pay–away exposure under this Facility will be against funds available in the Australian Borrower's accounts maintained with the Australian Financier or, if there are insufficient funds, will be debited to the Borrower's overdraft. If there is no available overdraft facility limit, the amount outstanding is immediately due and payable and the Australian Financier may charge excess fees at the Default Rate specified in **clause 20** of the Common Terms Deed Poll on the amount outstanding for so long as it remains unpaid and debit any Borrower's account for such amount. For that purpose 'Interest Rate' is deemed to mean the applicable rate specified by the Australian Financier separately as applicable to the Australian Borrower's accounts or overdraft accounts (as applicable)
Fees and charges:	**Usage fee:** A$120 per annum for each encashment arrangement. This charge is subject to variation at any time during the term of the Facility. **Excess fee:** If a Drawing is made under the Facility in excess of the Facility Limit and the Australian Financier decides to provide that Drawing, the Australian Financier may charge an excess fee of up to A$150 to compensate the Australian Financier for the costs it incurs or losses it suffers as a result of that drawing in excess.

Schedule 3

Drawdown Notice

To: [Australia and New Zealand Banking Group Limited (ACN 005 357 522) / ANZ Bank New Zealand Limited (company number 35976)]

        (Financier)

From: [Insert full name of Borrower] (ABN [Insert ABN] / NZ company number [insert])

        (Borrower)

Date: [   ]

DRAWDOWN NOTICE

Facility agreement dated [   ] (Facility Agreement)

Dear Sirs

Unless otherwise defined, expressions used in this notice have the meaning given to them in the Facility Agreement.

This is a Drawdown Notice and is irrevocable.

We give you notice that the Borrower requires a Drawing as follows:

Facility	[insert Facility A or B]
	[in relation to Facility A insert: nature of drawing (eg cash advance; letter of credit, bank guarantee or performance bond)
Drawdown Date:	[date] , which is a Business Day
Amount (including relevant currency A$ and/or NZ$):	A$/NZ$^
Purpose:	[insert] [If a Drawing by the issue of an LC instrument under the Facility A, describe details of the LC Secured Contract and attach a copy. If there is no LC Secured Contract, then state the purpose for which LC Instrument is required]
Interest Period**	[ ] month(s)
Payment Instructions**:	Account number: [insert]
	Account name: [insert]
	Bank and branch: [insert]

	BSB: [insert]
Beneficiary*	[insert name and address of beneficiary]
Expiry Date*	[insert] , being a date not after the Maturity Date
Place of delivery*	[insert name and address]

^delete the non-relevant currency to the drawing
**delete if not drawing a cash advance otherwise complete details
* delete if not requesting a letter of credit, bank guarantee or performance bond, otherwise insert details

We represent and warrant that:

1. each representation and warranty under **clause 10** of the Common Terms Deed Poll is true and correct on the date of this Drawdown Notice and will be true and correct on the proposed Drawdown Date (both before and after the Drawing is made) in each case with reference to the facts and circumstances existing at that time; and

2. no Event of Default or Review Event is subsisting or will result from the making of the Drawing.

Yours faithfully

[Insert name of Authorised Officer]

For and on behalf of [*Insert name of Borrower*]

Schedule 4

Form of Australian Verification Certificate

[insert date]

To: Australia and New Zealand Banking Group Limited (ACN 005 357 522) of Level 17, 242
      Pitt Street, Sydney NSW 2000
      ANZ Bank New Zealand Limited (company number 35976) of Level 1, 8 Business
      Parade South, Highbrook New Zealand

      (each a **Financier**)

From: [insert name of Company]

**Verification Certificate – Facility Agreement with Royal Wolf Holdings Limited and others
dated [date] (Facility Agreement)**

I am an officer of [   ] ACN [   ] (**Company**) and am authorised to give this verification
certificate for and on behalf of the Company. Terms defined in the Facility Agreement apply in
this verification certificate. We certify that:

1.   **Attachments**

     Attached are true, complete and up-to-date copies of the following, which as at the time
     the meeting referred to in paragraph 3 was held and as at today, are in full force and
     effect, and which have not been revoked, suspended or amended:

     (a)   (**constituent documents**) the certificate of registration and constitution of the
           Company (marked **A**); and

     (b)   *[if applicable, otherwise rely on paragraph 2 below]* (**corporate documents**)
           each document which evidences any other necessary corporate or other action of
           the Company in connection with the Finance Documents to which it is intended to
           be a party, excluding the minutes of the meeting of the directors of the Company
           referred to in paragraph 4 below (marked **B**).

     (c)   *[if applicable]* (power of attorney) a power of attorney granted by the Company
           for the execution of the Transaction Documents to which it is intended to be a
           party (marked **C**):

           (i)   duly executed under common seal or by two directors or a director and
                  secretary; and

           (ii)   showing evidence of stamping, if applicable, and evidence of registration in
                  each applicable jurisdiction;

     (d)   *[if applicable. If none to be attached, instead include a statement: 'The
           Company has no Material Authorisations which have not been disclosed to
           you.']* (material Authorisations) each of its material Authorisations (marked **D**)

(e)   [Insert other attachments to be verified].

2.   Corporate documents

Other than the minutes of the meeting of the directors of the Company referred to in paragraph 4 below, there are no other documents which evidence any other necessary corporate or other action of the Company in connection with the Finance Documents to which it is intended to be a party.

3.   Corporations Act

The Company is not prevented by Chapter 2E or any other provision of the Corporations Act from entering into and performing any Transaction Document to which it is expressed to be a party.

4.   Directors' meeting

At a properly convened and properly held meeting of duly appointed directors of the Company, at which a quorum of directors entitled to vote was present and acting, resolutions were duly passed:

(a)   approving the terms of each Finance Document to which the Company is expressed to be a party;

(b)   resolving that:

(i)   the Company's entry into each Finance Document to which it is named as a party is for the commercial benefit of, and in the best interests of, the Company because [*insert description of commercial benefit to the Company (as opposed to corporate group or other entity)*]; and

(ii)   there are reasonable grounds to expect, and based on those grounds it is expected, that the Company is prior to entering into the Finance Documents, and after entering into the Finance Documents will be, able to pay all its debts as and when they become due (after incurring any other liability which it proposes to incur around the time it enters into them);

(c)   authorising the Company to enter into, sign, deliver and perform each Finance Document (and any related ancillary document) to which it is named as a party; and

(d)   appointing the persons listed in paragraph 5 as the Authorised Officers of the Company.

All provisions in the Corporations Act and the constitution of the Company relating to the declaration of directors' interests and the powers of interested directors to vote were duly observed at or before the meeting.

Minutes recording the resolutions referred to above were prepared and recorded in accordance with section 251A of the Corporations Act.

5. Authorised Officer

The following persons are notified as Authorised Officers[1] of the Company with their specimen signatures:

Name	Position/title	Date of birth	Specimen signature

Signed:

_____
Director

_____
Name in full (please print)

_____
Director

_____
Name in full (please print)

_____

[1]A person signing this verification certificate cannot be named as an Authorised Officer in this certificate (as they should not be verifying their own signature) unless that person is the sole director and sole secretary of the Company, or unless another person signing this verification certificate is verifying their signature.

Schedule 5

Form of New Zealand Director's Certificate

TO: Australia and New Zealand Banking Group Limited ACN 005 357 522)
Level 17, 242 Pitt Street, Sydney NSW 2000

ANZ Bank New Zealand Limited (company number 35976) of Level 1, 8 Business Parade South, Highbrook New Zealand

AND TO: Minter Ellison Rudd Watts

I [*name of director*], a director of [*name of company*] (the **Company**) certify as follows:

1.   Board resolutions

1.1   The board of directors of the Company (the **Board**), having taken all relevant factors into account, has passed all necessary resolutions (the **Resolutions**) to:

    (a)   approve the transactions (the Transactions) contemplated by the documents listed in the **schedule** to this certificate (the Documents) and the Documents themselves;

    (b)   authorise execution of the Documents by the Company in the manner in which they have actually been executed; and

    (c)   authorise the persons specified in paragraph 10 below to give any notices and other communications and take any other action required under, or in connection with, the Documents or Transactions on behalf of the Company.

2.   The Resolutions were duly passed

OPTION 1 (Written resolutions)

in writing signed by all of the directors of the Company entitled to receive notice of a board meeting.

OR

OPTION 2 (Meeting)

at a meeting of the Board:

    (a)   which was properly convened; and

    (b)   in respect of which all quorum requirements were duly observed.

1.2   The Resolutions remain in full force and effect.

2. **Directors' self-interested transactions**

OPTION 1 (No Interested Directors) To the best of my knowledge and belief and after making due enquiry of each director (as that term is defined in section 126 of the Companies Act 1993 (the Act)) of the Company, no such director has an interest (as that term is defined in section 139 of the Act) in the Documents or Transactions.

OR

OPTION 2 (Interested Directors) To the best of my knowledge and belief and after making due enquiry of each director (as that term is defined in section 126 of the Companies Act 1993 (the Act)) of the Company, it has been determined that one or more of the directors (as that term is defined in section 126 of the Act) of the Company is, or may be, interested (as that term is defined in section 139 of the Act) in the Transactions and such interests have been entered in the interests register accordingly. The Transactions have been disclosed to all shareholders of the Company.

2.1   All of the entitled persons of the Company have agreed in writing (under section 107(3) of the Act) to the Company's entry into and performance of the Documents and the Transactions (so that nothing in sections 140 and 141 of the Act will apply to the Transactions).

2.2   In approving the Documents and the Transactions, the Board, after taking into account all relevant factors, has determined that the Company is receiving, or will receive, fair value under them.

3. **Corporate benefit etc.**

3.1   In approving the Documents and the Transactions, the Board, after taking into account all relevant factors has determined that it is proper for the Company to enter into the Documents and the Transactions and that:

OPTION 1 (Benefit of Company) the Company's entry into and performance of the Documents and the Transactions is in the best interests of the Company.

OR

OPTION 2 (Benefit of Holding Company) (pursuant to an express provision in the constitution of the Company) the Company's entry into and performance of the Documents and the Transactions is in the best interests of the Company's holding company.

3.2   In determining that the Company enter into the Documents and the Transactions, the directors of the Company have acted for a proper purpose.

4. **Shareholder resolutions and approval**

4.1   **OPTION 1 (No major transaction)** It has been determined that the Transactions do not constitute a "major transaction" for the purposes of section 129 of the Act.

OR

4.2   **OPTION 2 (Major transaction)** It has been determined that the Transactions are or may be a "major transaction" for the purposes of section 129 of the Act. Accordingly, the sole shareholder of the Company has by special resolution:

(a)   approved the Documents and the Transactions; and

(b)   confirmed, approved and ratified the Resolutions.

The special resolutions remain in full force and effect.

5.   Due execution

Each of the Documents has been properly executed by the Company in compliance with its constitution and section 180(1) of the Act. Each Document that is a deed has been properly executed and delivered in compliance with section 9 of the Property Law Act 2007 (the **PLA**).

6.   Solvency

6.1   I am not aware of any formal step having been taken to appoint a receiver to the Company nor am I aware of any liquidation proceedings or voluntary administration proceedings that have been commenced by any person against the Company, or that are intended or anticipated by the Company.

6.2   Having taken into account all relevant factors, (including, in the case of a guarantee, all rights of contribution and subrogation to which the Company would be entitled if called upon to perform its obligations and the solvency of the guaranteed parties), the Board has determined that the value of the consideration or benefit received, or to be received, by the Company is not less than the value of the consideration provided, or to be provided, by the Company.

6.3   The Company:

(c)   is able to pay its due debts and is not insolvent;

(d)   will be able to perform its obligations under the Documents and the Transactions when required to do so;

(e)   will not become unable to pay its due debts or insolvent as a result of the Documents or the Transactions;

(f)   is not engaged, nor is it about to engage, in a business or transaction for which the remaining assets of the Company are, given the nature of its business or transaction, unreasonably small;

(g)   does not intend to incur nor does it believe or reasonably should believe that it is incurring debts beyond its ability to pay; and

(h)   has no intention of prejudicing any of its creditors (within the meaning of subpart 6 of Part 6 of the PLA) by its entry into the Documents or the Transactions.

7.   Financial assistance

OPTION 1 (No Financial Assistance) The Documents and Transactions do not include or involve any provision by the Company (directly or indirectly) of financial assistance in connection with the purchase of a share issued, or to be issued, by the Company or its holding company.

OR

OPTION 2 (Financial Assistance)

7.1   The Documents and Transactions do or may include or involve the provision by the Company (directly or indirectly) of financial assistance in connection with the purchase of a share issued or to be issued by the Company or its holding company.

7.2   All of the Company's entitled persons have agreed in writing under section 107(1)(e) of the Act to the giving of the financial assistance otherwise than in accordance with sections 76 to 80 of the Act.

7.3   The Board, having regard to the most recent financial statements of the Company and all other circumstances which affect, or may affect, the value of the Company's assets and the value of the Company's liabilities, including contingent liabilities, has determined on reasonable grounds that the Company will, immediately after the giving of the financial assistance, satisfy the Solvency Test as set out in section 4 for the purposes of section 108(5) and section 108(5)(A) of the Act.

7.4   Each of the directors of the Company who voted in favour of the giving of the financial assistance has signed a certificate, stating that, in their opinion, the Company will, immediately after the financial assistance is given, satisfy the Solvency Test, and those directors continue to be satisfied on reasonable grounds that the Solvency Test will be satisfied immediately after the financial assistance is given.

8.   **Consents and Authorisations**

OPTION 1 (No Consents) Except for any consent, approval or authorisation previously referred to in this certificate, no consents, approvals or authorisations are required by the Company for entry into, execution or performance of the Documents and the Transactions.

OR

OPTION 2 (Consents Obtained) All consents, approvals and authorisations required by the Company in connection with the entry into, execution and performance of the Documents and the Transactions have been obtained on an unconditional and unqualified basis and remain in full force and effect.

9.   **Constitutional documents**

The copy of the certificate of incorporation and the constitution of the Company (incorporating all amendments) which is held on its records as maintained on the Companies Office website as at the date of this certificate, which is attached to this certificate is complete, correct and includes all alterations to date.

10.   **Authorised signatories**

The following are the true signatures of the persons who have been authorised ([any one of them acting alone]/[any two of them acting together]) to give any notices and other communications, and to take any other action required, under or in connection with the Documents on behalf of the Company.

Name	Position	Signature

DATED:

_____

Name:

Schedule of Documents

- [*List documents to which the Company is party*]

Schedule 6

Conditions Precedent to first Drawing

The following is the list of items referred to in **clause 8**. Certification of an item must comply with **clause 8.3** of this document.

Items to be provided to Financiers:

Item		Description	Form
1.	Verification certificate	A verification certificate for each Australian Obligor in the form set out in **Schedule 4** and a directors' certificate for each New Zealand Obligor in the form set out in **Schedule 5**, in each case properly completed and with all required attachments, duly signed by a director or company secretary and dated no earlier than 2 Business Days before Financial Close	*Original*
2.	Authorised Officer Certificate	An Authorised Officer Certificate for each Borrower properly completed and with all required attachments, duly signed by two directors (or a director and company secretary) and dated no earlier than 2 Business Days before Financial Close	*Original*
3.	Know your Customer	Completion of each Financier's KYC Checks in respect of each Obligor and their respective Authorised Officers, and any other person for whom the Financier reasonably believes that an applicable customer identification procedure must be conducted in connection with the Finance Documents and the transactions contemplated by those documents.	*Original*
4.	Finance Documents	Each Finance Document required by the Financiers as a pre-condition to Financial Close, properly executed by all parties to it (other than the Financiers) and, where applicable: • in registrable form, together with all things (including documents) necessary to register the Finance Document in each relevant jurisdiction and evidence of the registration on the Personal Property Securities Register of each financing statement (as defined in the Australian PPSA) and evidence of the registration on the New Zealand Personal Property Securities Register of each financing statement (as defined in the NZ PPSA) required by the Financiers to perfect any Security Interest created under the Finance Documents; and • having had all Taxes paid on it or, if not already paid, sufficient same day funds to enable the payment of any Taxes chargeable on it, together with all things (including documents) necessary to pay those Taxes	*Original*
5.	Multi-jurisdictional statement(s)	Multi-jurisdictional statement(s) signed on behalf of each Obligor who provides a Security where any of the relevant Secured Property is situated, or taken under the *Duties Act 1997* (NSW) to be situated, in New South Wales	*Original*

6.	Legal opinions	Legal opinions acceptable to, and addressed to, the Financiers from: • Minter Ellison, legal advisers to the Financiers as to Australian law; and • Minter Ellison Rudd Watts, legal advisers to the Financiers as to New Zealand law.	*Original*
7.	Title Documents	Each Title Document in respect of the Secured Property. This includes: • share certificates for all the issued share capital of each Obligor (other than Royal Wolf Holdings Limited), together with executed undated blank transfer forms for all shares	*Original*
8.	Share registers	• The share register maintained by each Obligor (other than Royal Wolf Holdings Limited) in respect of all shares issued by it	*Certified copy*
9.	Discharges and releases	Duly completed and executed discharges and releases, in registrable form, of any Security Interest (other than a Permitted Security Interest) existing over the Secured Property.	*Original*
10.	Insurance	Evidence that all insurances required under the Finance Documents are in place, noting the interests of the Security Trustee as required under the Finance Documents	*Certified copy*
11.	Hedging	Hedging Policy	*Certified copy*
12.	Process agent	Evidence that any process agent appointed under the Finance Documents who is not an Obligor has accepted its appointment	*Original*
13.	Repayment of the ANZ LOO	Evidence that all Financial Indebtedness under the ANZ LOO and ANZ NZ Facility Agreement has been: (a) repaid; or (b) deemed to be a Drawing under a Facility in accordance with **clause 4** of this document.	
14.	New Zealand entitled person's agreements	An entitled person's agreement for each of Royalwolf Trading New Zealand Limited and Royalwolf NZ Acquisition Co. Limited, signed by the shareholder of each of those companies.	*Original*

15. Secured Finance Document	•	Each request for nomination from Royal Wolf Holdings Limited in respect of each Security and this document; and	*Original*
	•	each 'Nomination Certificate' (as defined in the Security Trust Deed) in respect of each Security and this document.	
	•	in each case properly executed by all parties to it or such other evidence that each Security and this document is a Secured Finance Document for the purposes of the Security Trust Deed..	

Other items:

Item	Description
16. Searches and enquiries	The results of all searches, enquiries and requisitions on the Financiers' behalf with respect to each Obligor and the Secured Property, including all searches of the Personal Property Securities Register in respect of the Secured Property and each Obligor

Schedule 7

Selection Notice

[BORROWER'S LETTERHEAD]

[*Date*]

To: [Australia and New Zealand Banking Group Limited ABN 11 005 357 522
Level 17, 242 Pitt Street, Sydney NSW 2000 / ANZ Bank New Zealand Limited
(company number 35976) of Level 27, ANZ Centre Level 1, 8 Business Parade
South, Highbrook New Zealand]

Attention: Senior Relationship Manager

**Selection Notice - Facility Agreement with Royal Wolf Holdings Limited and others dated [date]
(Facility Agreement)**

We give you irrevocable notice to continue Drawings for the Interest Period selected below.
Expressions defined in the Facility Agreement apply in this Selection Notice.

Cash Advance

Drawing amount   A$[ ]

Interest Period   [   ] month(s)

Selection Date   [*date*], which is a Business Day

Representation and warranty

We represent and warrant that except as disclosed below, no Review Event or Event of Default
subsists and that each representation and warranty under **clause 10** of the Common Terms
Deed Poll is correct and not misleading as if made at the date of this Selection Notice and the
above Selection Date, in respect of facts and circumstances at each time.

Disclosed exceptions to the above paragraph and the status of remedial action are as follows:

Exception	Remedial action status proposed/undertaken
[*Clause and description*]	[*Describe action undertaken/proposed*]

We acknowledge that disclosure of these exceptions will not prejudice the Financier's rights under the Facility Agreement or affect the operation of **clause 10.2** of the Common Terms Deed Poll.

....
Authorised Officer of [name of Borrower]
Name and title (print):

Schedule 8

Authorised Officer Certificate

[BORROWER LETTERHEAD]

[*Date*]

To: Australia and New Zealand Banking Group Limited ABN 11 005 357 522
Level 17, 242 Pitt Street, Sydney NSW 2000

ANZ Bank New Zealand Limited (company number 35976) Level 1, 8 Business Parade South, Highbrook New Zealand

Attention: Senior Relationship Manager

From: [name of Borrower]

Authorised Officer Certificate - Facility Agreement with Royal Wolf Holdings Limited and others dated [date] (Facility Agreement)

We refer to the Facility Agreement, as amended from time to time (**Facility Agreement**).

Expressions defined in the Facility Agreement have the same meaning when used in this certificate.

The Borrower nominates the persons below as Authorised Officers in respect of the Finance Documents, and certifies that the specimen signatures and other details below are complete, correct and up to date.

By completing and signing an entry on the below Authorised Officers List, each Authorised Officer acknowledges that:

- Australia and New Zealand Banking Group Limited (**ANZ**) may verify the identity of each Authorised Officer and carry out any 'know your customer' check (or similar requirement) in respect of each Authorised Officer to ANZ's satisfaction; and

- the Authorised Officer has read and agrees to ANZ's Privacy and Disclosure of Information Statement which describes the manner in which their personal information may be collected, used and disclosed by ANZ.

Schedule

Authorised Officers List

Name (Printed)	Position (Printed)	Signature	Date of birth

SIGNED for and on behalf of [*name of Borrower and ACN of Borrower*] by

_____
Signature of Director

_____
Signature of Director/Company secretary

_____
Name in full (please print)

_____
Name in full (please print)

Schedule 9

Form of letter of credit

ANZ STANDBY LETTER OF CREDIT

[**Australia and New Zealand Banking Group Limited** ABN 11 005 357 522 / **ANZ Bank New Zealand Limited** (NZ company number 35976)] (**ANZ**) issues its Standby Letter of Credit (**Instrument"**) as follows:

Type of Instrument:	[Insert e.g. Performance Standby Letter of Credit, Advance Payment Standby Letter of Credit, Tender Bond Standby Letter of Credit, Financial Standby Letter of Credit]
Instrument No:	[Insert ANZ's reference number]
Applicant:	[Insert name] [insert registration number (if any)] of [Insert address]
Beneficiary:	[Insert name] [insert registration number (if any)] of [Insert address]
Underlying Relationship:	[Insert reference number or other information identifying contract, tender conditions or other relationship between the applicant and the beneficiary on which the guarantee is based]
Maximum Amount:	[Insert currency and amount in words and (figures)]
Place of Presentation:	[Insert ANZ issuing office address] or such other address as notified in writing to the Beneficiary by ANZ from time to time (**ANZ's Office**)
Form of Presentation:	Paper delivered personally, by courier or post to ANZ's Office in one lot
Required Documents:	[Insert [Not applicable][name additional document(s) required to support a demand and specify whether an original or copy is required]]
Required language:	Demands, documents and notices issued or required in connection with this Instrument shall be in the language of the Instrument[except for [name of required document] which will be in the language of [insert language]]
Expiry:	On [4:00 p.m.] on [Insert DD/MM/YYYY] at ANZ's Office subject to **Clause 5** below
Party liable for charges:	All charges [outside [Insert country]] are for the account of the [Beneficiary][Applicant]
Issue Date:	[Insert DD/MM/YYYY]

Terms:

1. ANZ irrevocably undertakes to pay the Beneficiary any sum or sums not exceeding in aggregate the Maximum Amount upon presentation in the form indicated above to ANZ of the Beneficiary's compliant demand together with the Required Documents (if any) listed above.

2. Demands can only be made by the Beneficiary and must (i) be marked as drawn under this Instrument, (ii) request payment of all or part of the Maximum Amount, (iii) state the respect in which the Applicant is in breach of its obligations under the Underlying Relationship and (iv) specify the bank account of the Beneficiary into which payment is to be made by ANZ.

3. Demands must be received at ANZ's Office on or before the Expiry of the Instrument. ANZ will not recognise or pay a demand made after the Expiry of this Instrument.

4. Other notices in connection with this Instrument must be signed and delivered personally, by courier or by post to ANZ's Office.

5. Payments under this Instrument will be made electronically to an account of the Beneficiary only.

6. ANZ may at any time, without being required to do so, pay the Beneficiary the Maximum Amount or, after having made a part payment of the Maximum Amount, the balance outstanding or any lesser amount that the Beneficiary may require and thereupon this Instrument expires.

7. The Beneficiary must return this Instrument to ANZ's Office immediately after it expires.

8. This Instrument is subject to International Standby Practices – ISP98 International Chamber of Commerce Brochure No 590.

9. ANZ may delay, block or refuse to process any transaction contemplated by this Instrument, without incurring any liability, if ANZ suspects that the transaction contravenes any laws and regulations (including anti-money laundering or similar laws), involves any person (natural, corporate, or governmental) that is itself sanctioned or is connected, directly or indirectly, to any person (natural, corporate or governmental) that is sanctioned under economic and trade sanctions imposed by the United Nations, the European Union, the United States of America or any other country or directly or indirectly involves proceeds of, or proceeds which could be applied for the purposes of, unlawful conduct.

For and on behalf of

[Australia and New Zealand Banking Group Limited / ANZ Bank New Zealand Limited]

_____

Manager

Schedule 10

Form of bank guarantee

[AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED (ABN 11 005 357 522) / ANZ BANK NEW ZEALAND LIMITED (NZ company number 35976)]

BANK GUARANTEE NO:

Favouree	To:	("Principal")
Business or Trading name	For:	("Customer")

Australia and New Zealand Banking Group Limited ("ANZ") asks the Principal to accept this bank guarantee ("Undertaking") in connection with a contract or agreement between the Principal and Customer for

Description of contract/ agreement

In consideration of the Principal accepting this Undertaking and its terms, ANZ undertakes unconditionally to pay the Principal on written demand from time to time to any sum or sums to an aggregate amount not exceeding:

Amount

ANZ will pay the Amount or any parts of it to the Principal upon presentation of this original Undertaking (accompanied by a written demand) at any ANZ branch located within Australia without reference to the Customer and even if the Customer has given ANZ notice not to pay the money, and without regard to the performance or non-performance of the Customer or Principal under the terms of the contract or agreement.

By accepting this Undertaking, the Principal acknowledges and agrees that ANZ may rely entirely on any demand or notice as presented to it and has no responsibility or obligation to investigate the authenticity or correctness of the matters stated in a demand or notice, the signatures on the same, the positions of such signatories or the capacity or entitlement of the Principal to give and execute the demand or notice.

Any alterations to the terms of the contract or agreement or any extensions of time or any other forbearance by the Principal or Customer will not impair or discharge ANZ's liability under the Undertaking.

This Undertaking remains in force until the first to occur of:-
* The Principal notifies the ANZ in writing that the Undertaking is no longer required.
* The original Undertaking is returned to the ANZ.
* ANZ has paid to the Principal the Amount or the balance outstanding of the Amount.
* [Expiry Date] in Australia (if the expiry day falls on a day other than a business day in NSW, the expiry date shall be deemed to occur on the next business day for the purposes of this Undertaking).

On expiry or when no longer required this original Undertaking must be returned for cancellation to the Manager of any ANZ branch located within Australia.

Notwithstanding anything stated in this Undertaking, ANZ has the right to terminate it at any time by paying the Principal the Amount or the balance outstanding of the Amount, or any lesser amount that the Principal may require.

This Undertaking is personal to the Principal. The Principal cannot assign, transfer, charge or otherwise deal with its rights under this Undertaking and ANZ will not recognise any purported assignment, transfer, charge or other dealing.

This Undertaking will be governed by the laws of [NSW, Australia / New Zealand].
Dated at Sydney this date.

Executed by [Manager's Name] for and on behalf of Australia and
New Zealand Banking Group Limited ABN 11 005 357 522

....
[Manager's Name]
Manager

On expiry or when no longer required this document must be returned for cancellation to:
The Manager
Australia and New Zealand Banking Group Limited / ANZ Bank New Zealand Limited
4/287 Collins Street, Melbourne VIC 3000.

Schedule 11

Form of performance bond

ANZ DEMAND GUARANTEE

[Australia and New Zealand Banking Group Limited (ABN 11 005 357 522) / ANZ Bank New Zealand Limited (NZ company number 35976)] (ANZ) issues its Demand Guarantee (**Instrument**) as follows:

Type of Instrument:	[*Insert e.g. Advance Payment Guarantee, Performance/Financial Guarantee, Bid Bond*]
Instrument No:	[*Insert ANZ's reference number*]
Applicant:	[*Insert name*] of [*Insert address*]
Beneficiary:	[*Insert name*] of [*Insert address*]
Underlying Relationship:	[*Insert reference number or other information identifying contract, tender conditions or other relationship between the applicant and the beneficiary on which the guarantee is based*]
Maximum Amount:	[*Insert currency and amount in words and (figures)*]
Place of Presentation:	[*Insert ANZ issuing office address*] or such other address as notified in writing to the Beneficiary by ANZ from time to time (**ANZ's Office**)
Form of Presentation:	Paper delivered personally or by courier to ANZ's Office in one lot
Required Documents:	[*Insert [Not applicable OR name additional document(s) required to support a demand and specify whether an original or copy is required]*]
Required language:	Demands, documents and notices issued or required in connection with this Instrument shall be in the language of the Instrument.
Expiry:	On the first to happen of

    (i)   ANZ receiving notice from the Beneficiary at the ANZ's Office that this Instrument is no longer required,

    (ii)   ANZ has paid the Maximum Amount,

    (iii)   the return of this Instrument to ANZ's Office or

    (iv)   4:00 p.m. on [DD/MM/YYYY] at ANZ's Office, subject to **Clause 7** below

Party liable for charges:	All charges outside New Zealand are for the account of the [*Beneficiary*][*Applicant*]
Issue Date:	[*Insert DD/MM/YYYY*]

Terms:

1. ANZ irrevocably undertakes to pay the Beneficiary any sum or sums not exceeding in aggregate the Maximum Amount upon presentation in the form indicated above to ANZ of the Beneficiary's compliant demand together with the Required Documents (if any) listed above.

2. Demands can only be made by the Beneficiary and must:

   (i) be marked as drawn under this Instrument;

(ii) request payment of all or part of the Maximum Amount; and

(iii) specify the bank account of the Beneficiary into which payment is to be made by ANZ.

3. Demands must be received at ANZ's Office on or before the Expiry of the Instrument. ANZ will not recognise or pay a demand made after the Expiry of this Instrument.

4. Other notices in connection with this Instrument must be signed and delivered personally or by courier to ANZ's Office.

5. Payments under this Instrument will be made electronically to an account of the Beneficiary only, without ANZ giving prior notice of the payment to the Applicant, despite the Applicant giving any notice to ANZ not to pay the amount payable under this Instrument, without regard to the performance or non-performance of the Applicant or Beneficiary under the Underlying Relationship in any respect and notwithstanding any alterations to the terms of the Underlying Relationship or any extensions of time or any other forbearance or indulgence by the Beneficiary or Applicant to the other.

6. ANZ may rely entirely on the face alone of any demand, notice or Required Document presented to it under this Instrument and has no responsibility or obligation to investigate or satisfy itself as to the authenticity or correctness of the matters stated in, the signatures on, or the positions of such signatories stated in a demand, notice or Required Document or capacity or entitlement of a party to give and execute a demand, notice or Required Document.

7. ANZ may at any time, without being required to do so, pay the Beneficiary the Maximum Amount or, after having made a part payment of the Maximum Amount, the balance outstanding or any lesser amount that the Beneficiary may require and thereupon this Instrument expires.

8. The Beneficiary must return this Instrument to ANZ's Office immediately after it expires.

9. This Instrument is personal to the Beneficiary. The Beneficiary cannot assign, transfer, charge or otherwise deal with its rights under this Instrument and ANZ will not recognise any purported assignment, transfer, charge or other dealing.

10. ANZ does not have to do anything under this instrument if ANZ considers that doing so would breach any anti-money laundering, counter-terrorism financing or economic or trade sanctions laws or regulations.

11. This Instrument will be decided in accordance with the laws of [New South Wales, Australia / New Zealand] and is subject to the jurisdiction of the courts of [Australia / New Zealand].

For and on behalf of

[Australia and New Zealand Banking Group Limited / ANZ Bank New Zealand Limited]

_____

Manager

Schedule 12

Existing Guarantees

Instrument identification number	Borrower	Beneficiary	Date of instrument	Expiry date of instrument	Face value amount
0255	Royal Wolf Trading Australia Pty Limited	Goedecke (WA) Pty Ltd	03 Mar 2008	28 Feb 2018	A$22,500.00
0256	As above	Stefan John and Elizaeth Goedecke	03/03/2008	28 Feb 2018	A$22,500.00
0271	As above	Tyne Container Services Pty Ltd	13/03/2006	Open Ended	A$57,541.00
094	As above	Francesco & Carlo Charles	01/02/2005	Open Ended	A$55,000.00
656	As above	Kamirice Pty Ltd	16/09/2003	Open Ended	A$14,635.50
796	As above	James Matra Pty Ltd	24 Jul 2006	05 Jul 2016	$99,000.00
DG101223418	As above	Felix, Umberto & Remo Lopilato	30 Mar 2007	01 Jul 2014	$12,375.00
DG121303418	As above	Perpetual Trustee Company Limited	06 Mar 2012	Open Ended	$13,060.00
DG15723418	As above	BlackRock Investment Management	21 Apr 2011	01 Aug 2014	$81,874.25
DG15773418	As above	Maria Anna Aufferber	21 Apr 2011	01 Sep 2015	$200,000.00
DG237213418	As above	The Trust Company Limited	25 Mar 2013	Open Ended	$90,450.18
DG250913418	As above	Aurizon Operations Limited	23 May 2013	Open Ended	$1,194,208.00
DG277243418	As above	Aileron Pty Ltd	02 Sep 2013	01 Dec 2019	$50,000.00
DG280553418	As above	Aurizon Operations Limited	04 Sep 2013	Open Ended	$49,152.00
DG280563418	As above	Aurizon Operations Limited	04 Sep 2013	Open Ended	$49,152.00
DG99493418	As above	Trutek Administration Pty Ltd	10 Aug 2007	Open Ended	$4,762.00
GOP8172963418	As above	Felix Lopilato	31 Mar 2014	30 Sep 2019	$30,497.50
N3441	As above	Perpetual Trustee Company Limited	21 Jun 2010	30 Jun 2018	$84,543.25
N5328	As above	Timberland pty. Limited	07 Dec 2010	02 Dec 2015	$51,250.00
N5850	As above	Miniot holdings pty. Ltd.	16 Feb 2011	31 Mar 2017	$50,187.50
P7229	As above	Moorebank Carriers Pty Ltd	01 Sep 2009	02 Dec 2014	$123,750.00

Signing pages

Executed as an agreement.

Each attorney signing this deed poll under a power of attorney certifies, by the attorney's signature, that the attorney has no notice of the revocation of the power of attorney.

Initial Borrowers

Executed by **Royal Wolf Trading Australia Pty Limited** in accordance with section 127 of the Corporations Act by its authorised officers:



Signature of director



ROBERT ALLAN

Name

Signature of director/~~secretary~~

GREGORY BAKER

Name

Executed by **Royalwolf Trading New Zealand Limited (company number 1062072)** by:

Signature of director



ROBERT ALLAN

Name



Signature of director

GREGORY BAKER

Name

Initial Guarantors

Executed by **Royal Wolf Holdings Limited** in accordance with section 127 of the Corporations Act by its authorised officers:



_____
Signature of director



_____
Signature of director/secretary

Robert Allan
_____
Name

GREGORY BAKER
_____
Name

Executed by **Royal Wolf Trading Australia Pty Limited** in accordance with section 127 of the Corporations Act by its authorised officers:



_____
Signature of director



_____
Signature of director/secretary

Brent Allan
_____
Name

GREGORY BAKER
_____
Name

Executed by **Royalwolf Trading New Zealand Limited** (company number 1062072) by:



_____
Signature of director



_____
Signature of director

Brent Allan
_____
Name

GREGORY BAKER
_____
Name

Executed by **Kookaburra Containers Pty Limited** in accordance with section 127 of the Corporations Act by its authorised officers:





Signature of director

Robert Allan

Name

Signature of director/~~secretary~~

GREGORY BAKER

Name

Executed by **Royalwolf NZ Acquisition Co. Limited (company number 2115393)** by:





Signature of director

Robert Allan

Name

Signature of director

GREGORY BAKER

Name

Executed for and on behalf of **Australia and New Zealand Banking Group Limited** ABN 11 005 357 522 under Power of Attorney dated ______________ and registered in ______________________ *[State/Territory]* folio ______________________ *[registration reference]* by PAUL BRICKELL *[attorney name]* who certifies that he/she is a DIRECTOR *[Manager/Senior Executive]* and that he/she has not received notice of revocation of that Power in the presence of

Ee Lynn Tan

Name of witness

←

[signature]

Signature of witness

[signature]

Signature of attorney

←

Sydney

City/town of residence of witness

Lawyer

Occupation of witness

Signed, sealed and delivered by

STEVEN JOHN WALLER

as attorney for **ANZ Bank New Zealand Limited** under power of attorney dated

1ST OCTOBER 2011

in the presence of



_____ ←   _____ ←

Signature of witness   Signature of Attorney

GEOFF BARTON

_____

Name of witness (print)

AUCKLAND

_____

City/town of residence of witness (print)

BANKER

_____

Occupation of witness (print)

CERTIFICATE OF NON-REVOCATION OF
POWER OF ATTORNEY

I, Steven John Waller of Auckland, New Zealand, currently holding the position of Regional Manager, Commercial & Agri of ANZ Bank New Zealand Limited (previously known as ANZ National Bank Limited), certify –

1. That on 29 October 2012, ANZ National Bank Limited changed its name to "ANZ Bank New Zealand Limited".

2. That by deed dated 1 October 2011, ANZ Bank New Zealand Limited of Wellington, New Zealand appointed me its attorney.

3. That I have not received notice of any event revoking the power of attorney.



....

Signed this 8th day of May 2014.